As filed with the Securities and Exchange Commission on October 14, 2004
                                                     Registration No. 333-113731
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           HOME FEDERAL BANCORP, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          Federal                         6035                  20-0945587
----------------------------    -------------------------    ----------------
(State or other jurisdiction        (Primary Standard        (I.R.S. Employer
      of incorporation          Industrial Classification     Identification
      or organization)                 Code Number)              Number)


                              500 12th Avenue South
                               Nampa, Idaho 83651
                                 (208) 466-4634
        -----------------------------------------------------------------
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                          John F. Breyer, Jr., Esquire
                             Breyer & Associates PC
                        8180 Greensboro Drive, Suite 785
                             McLean, Virginia 22102
                                 (703) 883-1100
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee
================================= ============== =======================  ============================= ================
Title of Each Class of Securities  Amount to be      Proposed Maximum            Proposed Maximum           Amount of
to be Registered                  Registered (1) Offering Price Per Unit   Aggregate Offering Price (1) Registration Fee
--------------------------------- -------------- -----------------------  ----------------------------- ----------------
  Common Stock, $0.01 par value      6,229,504            $10.00                 $62,295,040 (2)           $7,893 (3)(4)
================================= ============== =======================  ============================= ================

(1) Estimated solely for purposes of calculating the registration fee. As described in the prospectus, the actual number of shares to be issued and sold are subject to adjustment based upon the estimated pro forma market value of the registrant and market and financial conditions.
(2) In addition, pursuant to Rule 416(c) under the Securities Act, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the Home Federal Savings and Loan Association of Nampa 401(k) Savings Plan.
(3) The securities of Home Federal Bancorp, Inc. to be purchased by the Home Federal Savings and Loan Association of Nampa 401(k) Savings Plan are included in the amount shown for Common Stock. Accordingly, pursuant to Rule 457(h) of the Securities Act, no separate fee is required for the participation interests. Pursuant to such rule, the amount being registered has been calculated on the basis of the number of shares of Common Stock that may be purchased with the current assets of such Plan.
(4)  Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS SUPPLEMENT

                           HOME FEDERAL BANCORP, INC.
               (Proposed Holding Company for Home Federal Savings
                         and Loan Association of Nampa)
                     Up to 6,083,500 Shares of Common Stock
                                $10.00 per Share

         On October 1, 2004, RP Financial, LC. updated its appraisal of the estimated pro forma market value of the common stock of Home Federal Bancorp, Inc., which has increased our offering range. The amended offering range has increased to a range of $39.1 million at the minimum to $52.9 million at the maximum, and $60.8 million at the adjusted maximum, as compared to the offering range of $34.0 million to $46.0 million, and $52.9 million at the adjusted maximum, established by the appraisal of RP Financial, LC. dated May 21, 2004. This constitutes an approximate 15% increase in the range at all three levels.

         As a result of the increase in the offering range, we are offering more shares than indicated in our prospectus dated August 13, 2004. We are now offering up to 6,083,500 shares of common stock for sale at $10.00 per share on a best efforts basis, subject to certain conditions. We must sell a minimum of 3,910,000 shares in order to complete the offering. The maximum and minimum purchase limitations for subscribers have not changed the percentage of the outstanding shares we are selling to the public and the percentage to be held by the charitable foundation has not changed. The offering is expected to terminate at __:00 p.m., Mountain time, on _______ __, 2004. We may extend this date without notice to you until ________ __, 2004, unless the Office of Thrift Supervision approves a later date. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond ________ __, 2004. If the offering is extended beyond ________ __, 2004, subscribers will be resolicited. Funds received prior to completion of the offering will be held in an escrow account at Home Federal Bancorp, Inc. and will earn interest at our regular statement savings rate.

====================================================================================
                          REVISED TERMS OF THE OFFERING
                                                                         Maximum, as
                                              Minimum(1)   Maximum(1)     adjusted(2)
                                             -----------   -----------   -----------
Per Share Price ..........................   $     10.00   $     10.00   $     10.00
Number of Shares .........................     3,910,000     5,290,000     6,083,500
Underwriting Commission ..................   $   443,096   $   614,134   $   712,481
Other Expenses ...........................   $ 1,143,000   $ 1,143,000   $ 1,143,000
Net Proceeds to Home Federal Bancorp, Inc.   $37,513,904   $51,142,866   $58,979,519
Net Proceeds Per Share ...................   $      9.59   $      9.67   $      9.70

(1) Determined in accordance with the amended offering range established by RP Financial, LC. and the purchase price, which have been approved by the Board of Directors of Home Federal Bancorp, Inc. and Home Federal Savings and Loan Association of Nampa.
(2) Represents an amount that is 15% more than the maximum of the offering range as a result of changes in financial or market conditions.
================================================================================

Please refer to "Risk Factors" beginning on page 14 of the prospectus and "Additional Risk Factors" on page 1 of this document.

         In view of the October 1, 2004 appraisal update and in accordance with regulatory requirements, we are returning funds received, with interest, and canceling all withdrawal authorizations for all persons who submitted accepted subscriptions for shares of common stock in the subscription offering. At the same time, each of these persons, AND ONLY THESE PERSONS, are again being given the opportunity to subscribe for shares of common stock of Home Federal Bancorp, Inc.

         In order to place a new order for shares of common stock, you must complete and return the enclosed Supplemental Order Form to Home Federal Savings and Loan Association of Nampa, accompanied by payment or a withdrawal authorization, so that it is received no later than __:00 p.m., Mountain time, on ___________, 2004. Failure to return a Supplemental Order Form will result in your not receiving any shares of common stock in this offering.

         This document supplements and amends the prospectus of Home Federal Bancorp, Inc., dated August 13, 2004, and should be read together with the prospectus. Any information presented in this document supersedes that contained in the prospectus. Unless otherwise specifically set forth in this document, capitalized terms used, but not defined, in this prospectus supplement shall have the same meaning as they do in the prospectus. See "Extension of Time Period to Complete the Stock Offering" in this prospectus supplement for information on how a subscriber may obtain an additional copy of the prospectus.

         These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

         Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         For information, call the stock information center at (208) 468-5025.

                            -----------------------

                          KEEFE, BRUYETTE & WOODS, INC.

                             -----------------------

      The date of this prospectus supplement is _________________ __, 2004

                                TABLE OF CONTENTS

Additional Risk Factors....................................................   1

Results of the Special Meeting of Members and the Subscription Offering....   1

Amended Offering Range and Resolicitation..................................   2

Market for the Common Stock................................................   4

How We Intend to Use the Proceeds from this Offering.......................   5

Pro Forma Data.............................................................   7

Comparison of Valuation and Pro Forma Information With and Without
 Charitable Foundation.....................................................  14

Capitalization.............................................................  15

Home Federal Exceeds All Regulatory Capital Requirements...................  16

Proposed Purchases By Management...........................................  18

Management's Discussion and Analysis of Financial Condition and Results
 of Operations.............................................................  19

Where You Can Find More Information........................................  30

Stock Information Center...................................................  31

Index to Interim Consolidated Financial Statements......................... F-1

                             ADDITIONAL RISK FACTORS

         You should consider the risk factors presented below and in the "Risk Factors" section of the prospectus in addition to the other information contained in this prospectus supplement and in the prospectus before deciding whether to make an investment in this stock.

After-Market Price Performance of Our Common Stock May Be Reduced

         The increased valuation reflected in the amended offering range may result in less favorable after-market price performance of the common stock than might have occurred if the offering range of the common stock had not been increased.

The Updated Appraisal is Based on Market Demand, Which May Not Continue in the Future

         The updated appraisal of RP Financial, LC. ("RP Financial") is based upon the current demand for initial public offerings of financial services companies and market demand for the common stock, as reflected by the level of subscriptions received. No assurance can be given that this demand will continue.

                  RESULTS OF THE SPECIAL MEETING OF MEMBERS AND
                            THE SUBSCRIPTION OFFERING

         At the special meeting of members of Home Federal Savings and Loan Association of Nampa ("Home Federal") held on September 20, 2004, members voted on the approval of an amended plan of reorganization and stock issuance to reorganize Home Federal into the mutual holding company structure and the other transactions provided for in the plan, and the contribution to the Home Federal Foundation, Inc. ("Home Federal Foundation") of cash and stock. At the special meeting, 1,546,356 votes, or 53.31% of the 2,900,217 total votes eligible to be cast, were voted in favor of Home Federal's amended plan of reorganization and stock issuance, and 1,529,857 votes, or 52.74% of the 2,900,217 total votes eligible to be cast, were voted in favor of the contribution to the Home Federal Foundation of cash and stock. Accordingly, the amended plan of reorganization and stock issuance and the contribution to the Home Federal Foundation were approved by more than the required majority of the total votes entitled to be cast at the special meeting.

         Home Federal Bancorp, Inc. ("Home Federal Bancorp") originally offered up to 5,290,000 shares of common stock in the offering. Home Federal received orders to purchase 23,044,032 shares of common stock, or 4.3 times the shares initially offered, from eligible depositors of Home Federal, the Home Federal Bancorp employee stock ownership plan and directors, officers and employees of Home Federal. Eligible Account Holders subscribed for approximately 20,938,933 shares. The following table provides a breakdown of the orders received in the subscription offering:

                                                                             Dollar        Average         Percent
                                               Shares         Number         Amount        Shares          of Total
                                               Ordered       of Orders      of Orders      Ordered          Orders
                                            ------------   ------------   ------------   ------------   ------------
                                                                         (In thousands)
Eligible Account Holders (Category 1)         20,938,933          2,400   $    209,389          8,725          90.87%
Employee Stock Ownership Plan (1)
  (Category 2) ......................            433,357              1          4,334        433,357           1.88
Supplemental Eligible Account Holders
  (Category 3) ......................          1,616,004            322         16,160          5,019           7.01
Other Members (Category 4)
                                                  55,738             80            557            697           0.24
                                            ------------   ------------   ------------   ------------   ------------
                    Total ...........         23,044,032          2,803   $    230,440          8,221         100.00%
                                            ============   ============   ============   ============   ============

---------------------
(1) Reflects employee stock ownership plan orders for shares based on the maximum, as adjusted, of the initial offering range.

         Based upon the initial subscription levels, if all subscribers again subscribed for the same dollar amounts originally ordered:

         o Orders from Eligible Account Holders would be allocated shares based upon the method set forth under "Home Federal's Reorganization and Stock Offering - Subscription Offering and Subscription Rights - Preference Category No. 3" of the prospectus. Depending upon a person's qualifying deposits relative to the person's order size, this could result in a subscriber receiving all shares requested or a significant cutback of the order.

         o Orders from the employee stock ownership plan would be filled completely.

         o Orders from Supplemental Eligible Account Holders and Other Members would NOT be filled and Other Members would receive NO shares.

However, because we do not know what the new level of orders will be, the level of oversubscription, if any, and what the qualifying deposits of subscribers will be relative to order sizes, there is no way to predict how shares will be allocated, if necessary, to subscribing Supplemental Eligible Account Holders.

                    AMENDED OFFERING RANGE AND RESOLICITATION

Amended Offering Range

         As required by applicable regulations, upon conclusion of the subscription offering, RP Financial submitted an updated appraisal of the pro forma market value of the common stock to Home Federal and the Office of Thrift Supervision. The updated appraisal dated October 1, 2004 sets forth an estimated amended offering range of the common stock to be sold of $39.1 million at the minimum and $52.9 million at the maximum, with a midpoint of $46.0 million. This is a 15% increase from the midpoint valuation established by the appraisal report dated May 21, 2004, which was set forth in the prospectus. The increased valuation was based on the current demand for initial public offerings of financial services companies and market demand for the common stock, as reflected by the level of subscriptions received. In determining the reasonableness and adequacy of RP Financial's updated appraisal, the Board of Directors of Home Federal reviewed the methodology and the appropriateness of the assumptions used by RP Financial. Copies of RP Financial's appraisal report and updated appraisals are available for inspection at the main office of Home Federal and are otherwise publicly available. See "Where You Can Find More Information."

         As a result of the increase in the pro forma market value of the common stock as reflected in the updated appraisal, the Office of Thrift Supervision has approved an increase in the offering range to a minimum of 3,910,000 shares and a maximum of 5,290,000 shares. If we receive orders for common stock in excess of 5,290,000 shares, the maximum of the amended offering range, the final valuation of Home Federal may be increased by RP Financial up to $60.8 million, in which case the maximum of the amended offering range may be adjusted by 15%, and we may accept orders for up to 6,083,500 shares of common stock without an additional resolicitation of subscribers or any right of order cancellation by subscribers.

         Subscribers should note that the change in the estimated pro forma market value has an impact on the pro forma data presented in this prospectus supplement when compared to the values presented in the prospectus. See "Capitalization" and "Pro Forma Data" in this prospectus supplement for the effect on the pro forma stockholders' equity, stockholders' equity per share, net income per share, price to book value ratios and price to earnings ratios resulting from the amended offering range. The following table also shows the effect on certain of those relationships when they are adjusted to reflect both for the increased number of shares offered at the maximum of the offering range and the use of June 30, 2004 financial information as compared to the March 31, 2004 information in the prospectus.


                                                      At or for the     At or for the
                                                       six months        nine months
                                                          ended             ended          Percentage
                                                      March 31, 2004    June 30, 2004        Change
                                                     ---------------   ---------------   ---------------
Pro forma price to earnings per share .........                35.71x            30.00x            (16.0)%
Offering price as a percent of pro forma equity
  per share ...................................               151.98%           149.93%             (1.4)%

         The number of shares ultimately sold in the offering within the amended offering range will depend upon market demand for the common stock as well as market and financial conditions as of the conclusion of the resolicitation period, and will affect the price to book value ratio, price to earnings ratio, stockholders' equity per share and net income per share of the common stock. Prospective investors should be aware that the increased valuation reflected in the amended offering range may result in less favorable after-market price performance of the common stock than might have occurred if the offering range had not been increased.

         RP Financial's updated appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. RP Financial did not independently verify the consolidated financial statements and other information provided by Home Federal, nor did RP Financial value independently the assets or liabilities of Home Federal. The updated appraisal considers Home Federal as a going concern and should not be considered as an indication of the liquidation value of Home Federal. Moreover, because this updated appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell the shares at prices at or above the purchase price or in the range of the updated appraisal described above.

Resolicitation Procedure

         In view of the appraisal update and in accordance with regulatory requirements, we are returning all funds received, with interest, and canceling all withdrawal authorizations for all persons who submitted accepted subscriptions for shares of common stock in the subscription offering. At the same time, each of these persons, AND ONLY THESE PERSONS, are again being given the opportunity to subscribe for shares of common stock of Home Federal Bancorp.

         In order to place a new order for shares of common stock, you must complete and return the enclosed Supplemental Order Form to Home Federal, accompanied by payment or a withdrawal authorization, so that it is received no later than _:00 p.m., Mountain time, on _________, 2004. Failure to return a Supplemental Order Form will result in your not receiving any shares of common stock in this offering. As a result of this resolicitation offer, the number of shares of common stock set forth under "Results of the Special Meeting of Members and the Subscription Offering" which were subscribed for in the subscription offering may change. If we do not receive orders for the minimum number of shares in the updated offering range, we may extend the offering period, accept additional orders in the community offering and/or conduct a syndicated community offering as provided in the prospectus.

         Any subscriber who requires an additional copy of the prospectus previously provided by us may obtain one by contacting our stock information center at (208) 468-5025. We will promptly process the request. Because the resolicitation period ends on _______ __, 2004, any subscriber who desires to obtain a copy of the prospectus should request one promptly, and at least five days before the resolicitation period ends.

Extension of Time Period to Complete the Stock Offering

         Office of Thrift Supervision regulations provide that the sale of the common stock must be completed within 45 days following the termination of the subscription period, unless that period is extended by the Office of Thrift Supervision. As a result of the need to return all subscription funds received, and to resolicit all persons who previously subscribed for shares of common stock in the subscription offering, the resolicitation will terminate at _:00 p.m., Mountain time on _________, 2004 unless extended by Home Federal and Home Federal Bancorp, with approval of the Office of Thrift Supervision, if necessary. If the offering is not completed by ___________, 2004, either all funds received will be returned with interest and withdrawal authorizations canceled or, if the Office of Thrift Supervision has granted an extension of this period, all subscribers will be given the right to continue their order for the dollar amount of shares subscribed for, or to increase, decrease or rescind their subscriptions. Any subscriber who requires an additional copy of the prospectus previously provided by Home Federal Bancorp may obtain one by contacting the stock information center at (208) 468-5025. Home Federal Bancorp will promptly process the request. Because the resolicitation period ends on __________, 2004, any subscriber who desires to obtain a copy of the prospectus should request one promptly, and at least five days before the resolicitation period ends.

Subscription by the Employee Stock Ownership Plan

         The amended plan of reorganization and stock issuance provides that the employee stock ownership plan may subscribe for up to 3.28% of the common stock to be issued in the reorganization. Based on the amended offering range, the employee stock option plan intends to purchase 3.28% of the shares issued in the reorganization, or $3.2 million, $4.3 million and $5.0 million of shares of common stock at the minimum, maximum and maximum, as adjusted, of the amended offering range, respectively.

Funding of Our Charitable Foundation

         Home Federal Bancorp will fund the foundation with a contribution of cash and stock equal in value to 3% of the shares sold in the offering. It is intended that 80% of the foundation funding will be made by means of a stock contribution and 20% of the foundation funding will be made by means of a cash contribution. Accordingly, based on the minimum and maximum of the offering range, respectively, a minimum of 93,800 shares to a maximum of 127,000 shares will be contributed in stock and a minimum of $235,000 to a maximum of $317,000 will be contributed in cash. There are no plans by Home Federal Bancorp to provide additional funding beyond this initial funding to the foundation over the next three years.

Limitation on Common Stock Purchases

         Even though the offering range has increased, each Eligible Account Holder, Supplemental Eligible Account Holder and Other Member generally will still be limited to subscribing for up to 25,000 shares or $250,000, and no person together with his or her associates or groups of persons acting in concert may purchase more than 1% of the offering, which is 60,835. See "Home Federal's Reorganization and Stock Issuance - Limitations on Stock Purchases" in the prospectus. In light of the level of subscriptions by Supplemental Eligible Account Holders, no assurance can be given that shares of common stock will be available for allocation to Other Member subscribers.

         The minimum purchase is still 25 shares, or $250. Subscribers who pay for shares of common stock by cash, check, bank draft or money order will again earn interest at Home Federal's stated rate on regular statement savings accounts from the date of receipt until the stock offering is completed or terminated.

                           MARKET FOR THE COMMON STOCK

         Home Federal Bancorp and Home Federal have never issued capital stock, and, consequently, there is no established market for the common stock at this time. Home Federal Bancorp has received conditional approval to have its common stock listed on the Nasdaq National Market under the symbol "HOME." The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of Home Federal Bancorp, Home Federal or any market maker. Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited. There can be no assurance that purchasers will be able to sell their shares at or above the purchase price of $10.00 per share.

              HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

         Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the stock offering is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $37.5 million at the minimum of the offering range and $51.1 million at the maximum of the offering range, and may be up to $59.0 million assuming an increase in the estimated offering range by 15%. See "Pro Forma Data" in this prospectus supplement as to the assumptions used to arrive at these amounts.

         We intend to use the net proceeds received from the stock offering as follows:

                                                                                            Maximum,
                                                              Minimum        Maximum      as adjusted
                                                           ------------   ------------   ------------
                                                                         (In Thousands)

Gross proceeds .........................................   $     39,100   $     52,900   $     60,835
Less:
    Estimated underwriting commission ..................            443            614            712
    Estimated other offering expenses ..................          1,143          1,143          1,143
                                                           ------------   ------------   ------------
Estimated net proceeds .................................         37,514         51,143         58,980
                                                           ------------   ------------   ------------
Less:
    Net proceeds to Home Federal .......................         18,757         25,572         29,490
    Loan to our employee stock ownership plan ..........          3,203          4,334          4,984
    Cash contribution to the Home Federal Foundation                235            317            365
    Funding of the restricted stock plan ...............          1,916          2,592          2,981
                                                           ------------   ------------   ------------
Net cash proceeds retained by Home Federal Bancorp .....   $     13,403   $     18,329   $     21,160
                                                           ============   ============   ============

         Home Federal Bancorp will retain 50% of the net stock offering proceeds and will purchase all of the capital stock of Home Federal to be issued in the reorganization in exchange for the remaining 50% of the net stock offering proceeds. Home Federal Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable it to purchase up to 3.28% of the aggregate shares of common stock issued in the reorganization, or if shares are not available, in the open market after the stock offering. Based upon the sale of 3,910,000 shares of common stock in the offering at the minimum of the estimated offering range and the sale of 5,290,000 shares of common stock in the offering at the maximum of the estimated offering range, the loan to the Home Federal Bancorp employee stock ownership plan would be $3.2 million and $4.3 million, respectively. See "Management - Benefits - Employee Stock Ownership Plan" in the prospectus.

         Home Federal Bancorp will contribute to the Home Federal Foundation a combination of cash and stock equal to 3% of the gross proceeds of the shares sold in the offering. Eighty percent of the total contribution will be made in stock and 20% will be made in cash. In addition, Home Federal Bancorp intends to adopt a restricted stock plan, subject to stockholder approval, and will use a portion of its proceeds to fund the purchase of shares in the open market for the plan. The restricted stock plan intends to purchase 1.96% of the aggregate shares issued in the reorganization, or $1.9 million and $2.6 million at the minimum and maximum of the estimated offering range, respectively, assuming a $10.00 per share purchase price.

         The remaining net proceeds retained by Home Federal Bancorp initially may be used to invest in mortgage-backed or other securities, U.S. Government and federal agency securities of various maturities, deposits in either Home Federal or other financial institutions, or a combination thereof. The net proceeds may ultimately be used:

         o to support the growth in Home Federal's core retail business activities within its geographical market;

         o        to provide funding for Home Federal's lending activities;

         o to support the future expansion of operations through the establishment or acquisition of additional banking offices or other customer facilities;

         o to acquire other financial service providers, although no acquisitions are specifically being considered at this time;

         o to diversify Home Federal's activities as opportunities become available;

         o for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the common stock or returns of capital, although we have no current plans to declare or pay any return of capital on the common stock; or

         o        for general corporate purposes.

         Following the completion of the stock offering, to the extent permitted by the Office of Thrift Supervision and based upon then existing facts and circumstances, Home Federal Bancorp's Board of Directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. Facts and circumstances which may lead us to repurchase shares include but are not limited to:

         o market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in Home Federal Bancorp's return on equity;

         o the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

         o any other circumstances in which repurchases would be in the best interests of Home Federal Bancorp and its stockholders.

         Any stock repurchases will be subject to the determination of our Board of Directors that Home Federal will be capitalized in excess of all applicable regulatory requirements after any repurchases.

         The portion of the net proceeds used by Home Federal Bancorp to purchase the capital stock of Home Federal will be added to Home Federal's general funds to be used for general corporate purposes, including increased lending and investment activities. While the amount of net proceeds received by Home Federal will further strengthen Home Federal's capital position, its capital position already exceeds all regulatory requirements. After the stock offering, based upon the maximum of the estimated offering range, Home Federal's tangible capital ratio will be approximately 11.4%. As a result, Home Federal will continue to be a well-capitalized institution.

         The net proceeds may vary because total expenses of the stock offering may be more or less than those estimated. The net proceeds will also vary if the number of shares to be sold in the stock offering is adjusted to reflect a change in the estimated pro forma market value of Home Federal. Payments for shares made through withdrawals from existing deposit accounts at Home Federal will not result in the receipt of new funds for investment by Home Federal but will result in a reduction of Home Federal's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

                                 PRO FORMA DATA

         We cannot determine the actual net proceeds from the sale of our common stock until the stock offering is completed. However, we estimate that net proceeds will be between $37.5 million and $51.1 million, or $59.0 million if the estimated offering range is increased by 15%, based upon the following assumptions:

         o all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to:

                  o eligible account holders, who are depositors of Home Federal with account balances of at least $50 as of the close of business on December 31, 2002;

                  o the proposed employee stock ownership plan, which will purchase 3.28% of the shares of common stock issued in the reorganization;

                  o supplemental eligible account holders, who are depositors of Home Federal with account balances of at least $50 as of the close of business on June 30, 2004; and

                  o other members, who are depositors of Home Federal as of the close of business on July 31, 2004 and borrowers as of March 16, 2004 whose loans continue to be outstanding as of July 31, 2004.

         o Keefe, Bruyette & Woods will receive a success fee equal to 1.35% of the gross proceeds from the offering, excluding shares of common stock sold to directors, officers, employees and the employee stock ownership plan, and shares contributed to the charitable foundation; and

         o total expenses, excluding the success fee paid to Keefe, Bruyette & Woods, are estimated to be approximately $1,143,000, although actual expenses may vary from those estimated.

         Pro forma consolidated net income and stockholders' equity of Home Federal Bancorp have been calculated for the year ended September 30, 2003 and the nine months ended June 30, 2004 as if the common stock to be sold in the stock offering had been sold at the beginning of the period and the net proceeds had been invested at 1.15% and 2.09%, respectively, which represents the yield on one-year U.S. Government securities at September 30, 2003 and June 30, 2004, respectively. This rate is used because we believe it reflects the yield that we will receive on the net proceeds of the stock offering. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 39.1% has been assumed for the periods resulting in after-tax yields of 0.70% and 1.27% for the year ended September 30, 2003 and the nine months ended June 30, 2004, respectively. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 2 to the following tables. As discussed under "How We Intend to Use the Proceeds from this Offering," Home Federal Bancorp intends to retain 50% of the net proceeds from the stock offering from which it will make a loan to fund the purchase of 3.28% of the common stock issued in the reorganization by the employee stock ownership plan.

         No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. The table below gives effect to the restricted stock plan, which is expected to be adopted by Home Federal Bancorp following the stock offering and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the stock offering. If the restricted stock plan is approved by stockholders, the restricted stock plan intends to acquire an amount of common stock equal to 1.96% of the shares of common stock issued in the reorganization, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The following tables assume that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at $10.00 per share. No effect has been given to Home Federal Bancorp's results of operations after the stock offering, the market price of the common stock after the offering or a less than 1.96% purchase by the restricted stock plan.

         The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of Home Federal Bancorp computed in accordance with generally accepted accounting principles ("GAAP").

                                                                 At or For the Nine Months Ended June 30, 2004
                                                           ---------------------------------------------------------
                                                            3,910,000      4,600,000       5,290,000      6,083,500
                                                           Shares Sold    Shares Sold     Shares Sold   Shares Sold at
                                                            at $10.00      at $10.00       at $10.00   $10.00 Per Share
                                                            Per Share      Per Share       Per Share    (Maximum of
                                                            (Minimum       (Midpoint       (Maximum       Range, as
                                                            of Range)      of Range)       of Range)     Adjusted)(1)
                                                           ------------   ------------   ------------   ------------
                                                                            (Dollars in Thousands)
Gross proceeds .....................................       $     39,100   $     46,000   $     52,900   $     60,835
Plus shares issued to the Home
  Federal Foundation ...............................                938          1,104          1,270          1,460
                                                           ------------   ------------   ------------   ------------
Pro forma market capitalization ....................       $     40,038   $     47,104   $     54,170   $     62,295
                                                           ============   ============   ============   ============

Gross proceeds .....................................       $     39,100   $     46,000   $     52,900   $     60,835
Less: Offering expenses and commissions ............              1,586          1,672          1,757          1,855
                                                           ------------   ------------   ------------   ------------
Estimated net stock offering proceeds ..............             37,514         44,328         51,143         58,980
Less: Cash contribution to the Home
        Federal Foundation .........................                235            276            317            365
      Shares purchased by the employee
        stock ownership plan (2) ...................             (3,203)        (3,768)        (4,334)        (4,984)
      Shares purchased by the restricted
        stock plan (3) .............................             (1,916)        (2,254)        (2,592)        (2,981)
                                                           ------------   ------------   ------------   ------------
  Net investable proceeds (4) ......................       $     32,160   $     38,030   $     43,900   $     50,650
                                                           ============   ============   ============   ============
Net income:
      Historical ...................................       $      3,271   $      3,271   $      3,271   $      3,271
      Pro forma income on net proceeds .............                307            363            419            483
      Pro forma employee stock
        ownership plan adjustment (2) ..............               (146)          (172)          (198)          (228)
      Pro forma restricted stock
        plan adjustment (3) ........................               (175)          (206)          (237)          (272)
                                                           ------------   ------------   ------------   ------------
      Pro forma net income .........................       $      3,257   $      3,256   $      3,255   $      3,254
                                                           ============   ============   ============   ============
Net income per share:
      Historical ...................................       $       0.35   $       0.29   $       0.26   $       0.22
      Pro forma income on net
        proceeds, as adjusted ......................               0.03           0.03           0.03           0.03
      Pro forma employee stock
        ownership plan adjustment (3) ..............              (0.02)         (0.02)         (0.02)         (0.02)
      Pro forma restricted stock plan adjustment (5)              (0.02)         (0.02)         (0.02)         (0.02)
                                                           ------------   ------------   ------------   ------------
      Pro forma net income per share (3)(5)(6) .....       $       0.34   $       0.28   $       0.25   $       0.21
                                                           ============   ============   ============   ============

Offering price as a multiple of pro forma
  net annualized earnings per share ................              22.06x         26.79x         30.00x         35.71x

                       (table continued on following page)
                                                          (Footnotes on page 12)


                                                                 At or For the Nine Months Ended June 30, 2004
                                                           ---------------------------------------------------------
                                                            3,910,000      4,600,000       5,290,000      6,083,500
                                                           Shares Sold    Shares Sold     Shares Sold   Shares Sold at
                                                            at $10.00      at $10.00       at $10.00   $10.00 Per Share
                                                            Per Share      Per Share       Per Share    (Maximum of
                                                            (Minimum       (Midpoint       (Maximum       Range, as
                                                            of Range)      of Range)       of Range)     Adjusted)(1)
                                                           ------------   ------------   ------------   ------------
                                                                            (Dollars in Thousands)
Stockholders' equity:
      Historical ...................................       $     43,676   $     43,676   $     43,676   $     43,676
      Estimated net proceeds .......................             37,514         44,328         51,143         58,980
      Less: Capitalization of Home Federal MHC .....                (50)           (50)           (50)           (50)
      Plus: Stock issued to the Home
             Federal Foundation ....................                938          1,104          1,270          1,460
      Less: Stock contribution to the Home
             Federal Foundation ....................               (938)        (1,104)        (1,270)        (1,460)
      Less: Cash contribution to the Home
             Federal Foundation ....................               (235)          (276)          (317)          (365)
      Plus: Tax benefit of the contribution to
             the Home Federal Foundation ...........                459            540            621            714
      Less: Common stock acquired by the
             employee stock ownership plan (2) .....             (3,203)        (3,768)        (4,334)        (4,984)
      Less: Common stock to be acquired
             by the restricted stock plan (3) ......             (1,916)        (2,254)        (2,592)        (2,981)
                                                           ------------   ------------   ------------   ------------
      Pro forma stockholders' equity (2)(3)(7) .....       $     76,245   $     82,196   $     88,147   $     94,990
                                                           ============   ============   ============   ============
Stockholders' equity per share:
      Historical ...................................       $       4.47   $       3.80   $       3.30   $       2.87
      Estimated net proceeds .......................               3.84           3.85           3.87           3.88
      Less: Capitalization of Home Federal MHC                    (0.01)            --             --             --
      Plus: Stock issued to the Home
             Federal Foundation ....................               0.10           0.10           0.10           0.10
      Less: Stock contribution to the Home
             Federal Foundation ....................              (0.10)         (0.10)         (0.10)         (0.10)
      Less: Cash contribution to the Home
             Federal Foundation ....................              (0.02)         (0.02)         (0.02)         (0.02)
      Plus: Tax benefit of the contribution to
             the Home Federal Foundation ...........               0.05           0.05           0.05           0.05
      Less: Common stock acquired by the
             employee stock ownership plan (2)......              (0.33)         (0.33)         (0.33)         (0.33)
      Less: Common stock to be acquired
             by the restricted stock plan (3).......              (0.20)         (0.20)         (0.20)         (0.20)
                                                           ------------   ------------   ------------   ------------
      Pro forma stockholders' equity per
        share (3)(5)(6)(7) .........................       $       7.80   $       7.15   $       6.67   $       6.25
                                                           ============   ============   ============   ============
Offering price as a percentage of pro
  forma stockholders' equity (5)....................             128.21%        139.86%        149.93%        160.00%

                                                          (Footnotes on page 12)


                                                                  At or For the Year Ended September 30, 2003
                                                           ---------------------------------------------------------
                                                            3,910,000      4,600,000       5,290,000      6,083,500
                                                           Shares Sold    Shares Sold     Shares Sold   Shares Sold at
                                                            at $10.00      at $10.00       at $10.00   $10.00 Per Share
                                                            Per Share      Per Share       Per Share    (Maximum of
                                                            (Minimum       (Midpoint       (Maximum       Range, as
                                                            of Range)      of Range)       of Range)     Adjusted)(1)
                                                           ------------   ------------   ------------   ------------
                                                                            (Dollars in Thousands)
Gross proceeds .....................................       $     39,100   $     46,000   $     52,900   $     60,835
Plus shares issued to the Home
  Federal Foundation ...............................                938          1,104          1,270          1,460
                                                           ------------   ------------   ------------   ------------
Pro forma market capitalization ....................       $     40,038   $     47,104   $     54,170   $     62,295
                                                           ============   ============   ============   ============
Gross proceeds .....................................       $     39,100   $     46,000   $     52,900   $     60,835
Less: Offering expenses and commissions ............              1,586          1,672          1,757          1,855
                                                           ------------   ------------   ------------   ------------
Estimated net stock offering proceeds ..............             37,514         44,328         51,143         58,980
Less: Cash contribution to the Home
        Federal Foundation .........................               (235)          (276)          (317)          (365)
      Shares purchased by the employee
        stock ownership plan (2) ...................             (3,203)        (3,768)        (4,334)        (4,984)
      Shares purchased by the restricted
        stock plan (3) .............................             (1,916)        (2,254)        (2,592)        (2,981)
                                                           ------------   ------------   ------------   ------------
  Net investable proceeds (4) ......................       $     32,160   $     38,030   $     43,900   $     50,650
                                                           ============   ============   ============   ============
Net income:
      Historical ...................................       $      5,456   $      5,456   $      5,456   $      5,456
      Pro forma income on net proceeds .............                225            266            307            354
      Pro forma employee stock
        ownership plan adjustment (2) ..............               (195)          (229)          (264)          (304)
      Pro forma restricted stock
        plan adjustment (3) ........................               (233)          (275)          (316)          (363)
                                                           ------------   ------------   ------------   ------------
      Pro forma net income .........................       $      5,253   $      5,218   $      5,183   $      5,143
                                                           ============   ============   ============   ============
Net income per share:
      Historical ...................................       $       0.56   $       0.47   $       0.41   $       0.36
      Pro forma income on net
        proceeds, as adjusted ......................               0.02           0.02           0.02           0.02
      Pro forma employee stock
        ownership plan adjustment (3) ..............              (0.02)         (0.02)         (0.02)         (0.02)
      Pro forma restricted stock plan adjustment (5)              (0.02)         (0.02)         (0.02)         (0.02)
                                                           ------------   ------------   ------------   ------------
      Pro forma net income per share (3)(5)(6) .....       $       0.54   $       0.45   $       0.39   $       0.34
                                                           ============   ============   ============   ============
Offering price as a multiple of pro forma
  net annualized earnings per share ................             18.52x         22.22x         25.64x         29.41x

                       (table continued on following page)
                                                          (Footnotes on page 12)


                                                                  At or For the Year Ended September 30, 2003
                                                           ---------------------------------------------------------
                                                            3,910,000      4,600,000       5,290,000      6,083,500
                                                           Shares Sold    Shares Sold     Shares Sold   Shares Sold at
                                                            at $10.00      at $10.00       at $10.00   $10.00 Per Share
                                                            Per Share      Per Share       Per Share    (Maximum of
                                                            (Minimum       (Midpoint       (Maximum       Range, as
                                                            of Range)      of Range)       of Range)     Adjusted)(1)
                                                           ------------   ------------   ------------   ------------
                                                                            (Dollars in Thousands)
Stockholders' equity:
      Historical ....................................      $     40,399   $     40,399   $     40,399   $     40,399
      Estimated net proceeds ........................            37,514         44,328         51,143         58,980
      Less: Capitalization of Home Federal MHC ......               (50)           (50)           (50)           (50)
      Plus: Stock issued to the Home
             Federal Foundation .....................               938          1,104          1,270          1,460
      Less: Stock contribution to the Home
             Federal Foundation .....................              (938)        (1,104)        (1,270)        (1,460)
      Less: Cash contribution to the Home
             Federal Foundation .....................              (235)          (276)          (317)          (365)
      Plus: Tax benefit of the contribution to
             the Home Federal Foundation ............               459            540            621            714
      Less: Common stock acquired by the
             employee stock ownership plan (2) ......            (3,203)        (3,768)        (4,334)        (4,984)
      Less: Common stock to be acquired
             by the restricted stock plan (3) .......            (1,916)        (2,254)        (2,592)        (2,981)
                                                           ------------   ------------   ------------   ------------
      Pro forma stockholders' equity (2)(3)(7) ......      $     72,968   $     78,919   $     84,870   $     91,713
                                                           ============   ============   ============   ============

Stockholders' equity per share:
      Historical ....................................      $       4.13   $       3.51   $       3.05   $       2.66
      Estimated net proceeds ........................              3.84           3.85           3.87           3.88
      Less: Capitalization of Home Federal MHC ......             (0.01)            --             --             --
      Plus: Stock issued to the Home
             Federal Foundation .....................              0.10           0.10           0.10           0.10
      Less: Stock contribution to the Home
             Federal Foundation .....................             (0.10)         (0.10)         (0.10)         (0.10)
      Less: Cash contribution to the Home
             Federal Foundation .....................             (0.02)         (0.02)         (0.02)         (0.02)
      Plus: Tax benefit of the contribution to
             the Home Federal Foundation ............              0.05           0.05           0.05           0.05
      Less: Common stock acquired by the
             employee stock ownership plan (2) ......             (0.33)         (0.33)         (0.33)         (0.33)
      Less: Common stock to be acquired
              by the restricted stock plan (3) ......             (0.20)         (0.20)         (0.20)         (0.20)
                                                           ------------   ------------   ------------   ------------
      Pro forma stockholders' equity per
        share (3)(5)(6)(7) ..........................      $       7.46   $       6.86   $       6.42   $       6.04
                                                           ============   ============   ============   ============
Offering price as a percentage of pro
  forma stockholders' equity (5) ....................            134.05%        145.77%        155.76%        165.56%

                                                          (Footnotes on page 12)

--------------------

(1) As adjusted to give effect to an increase in the number of shares which could be offered due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the stock offering.
(2) It is assumed that 3.28% of the shares of common stock issued in the reorganization will be purchased by the employee stock ownership plan with funds loaned by Home Federal Bancorp. Home Federal intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (1) that the loan to the employee stock ownership plan is payable over ten years, with the employee stock ownership plan shares having an average fair value of $10.00 per share in accordance with Statement of Position 93-6 of the American Institute of Certified Public Accounting, entitled "Employers' Accounting for Employee Stock Ownership Plans," and (2) the effective tax rate was 39.1% for the period. See "Management - Benefits - Employee Stock Ownership Plan" in the prospectus.
(3) Gives effect to the restricted stock plan we expect to adopt following the offering for the benefit of directors, officers and employees. This plan intends to acquire, following stockholder approval of the plan, a number of shares of common stock equal to 1.96% of the shares of common stock issued in the reorganization or 191,590, 225,400, 259,210 and 298,092 shares of common stock at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively. Funds used by the restricted stock plan to purchase the shares initially will be contributed by Home Federal Bancorp. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the period presented in open market purchases at 10% and 20% of the amount contributed, net of taxes, was an amortized expense during the nine months ended June 30, 2004 and the year ended September 30, 2003, respectively. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan in the amount of 1.96% of the common stock issued in the reorganization would dilute the voting interests of existing stockholders by approximately 1.9% and under such circumstances, pro forma net earnings per share would be $0.33, $0.28, $0.24 and $0.21, and $0.54, $0.46, $0.40 and $0.34 at the
     minimum, midpoint, maximum and 15% above the maximum of the estimated offering range for the nine months ended June 30, 2004 and for the year ended September 30, 2003, respectively, and pro forma stockholders' equity per share would be $7.85, $7.21, $6.75 and $6.34, and $7.52, $6.94, $6.51
     and $6.13 at the minimum, midpoint, maximum and 15% above the maximum of such range for the nine months ended June 30, 2004 and the year ended September 30, 2003, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $10.00 per share. See "Management - Benefits - Other Stock Benefit Plans" in the prospectus.
(4) Estimated proceeds available for investment consists of the estimated net proceeds from the stock offering less (1) the proceeds attributable to the purchase by the employee stock ownership plan, (2) the contribution to the charitable foundation and (3) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the offering at an assumed purchase price of $10.00 per share.
(5) The per share calculations are determined by adding the number of shares issued in the reorganization and for purposes of calculating net income per share, in accordance with Statement of Position 93-6, subtracting 296,284 shares, 348,570 shares, 400,855 shares and 460,983 shares; and 288,276 shares, 339,149 shares, 390,021 shares and 448,524 shares at the minimum, midpoint, maximum and 15% above the maximum of the offering range, representing the employee stock ownership plan shares which have not been committed for release during the nine months ended June 30, 2004 and the year ended September 30, 2003, respectively. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 9,775,000 shares at the minimum of the estimated pro forma market value of Home Federal on a fully converted basis, of the estimated valuation range, 11,500,000 shares at the midpoint of the range, 13,225,000 shares at the maximum of the range and 15,208,750 shares at 15% above the maximum of the range.
(6) No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by Home Federal Bancorp following the stock offering and presented for approval by stockholders at an annual or special meeting of stockholders of Home Federal Bancorp held at least six months following the completion of the offering. If the stock option plan is approved by a majority of the total votes

                     (footnotes continue on following page)
     eligible to be cast at a duly called meeting by stockholders (other than Home Federal MHC), an amount equal to 4.90% the common stock issued in the reorganization, or 478,975 shares at the minimum of the estimated offering range, 563,500 shares at the midpoint of the range, 648,025 shares at the maximum of the range and 745,229 shares at 15% above the maximum of the range will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 4.7%. Assuming approval of the stock option plan by a majority of the total votes eligible to be cast at a duly called meeting by stockholders (other than Home Federal MHC), that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at a purchase price of $10.00 per share, pro forma net earnings per share would be $0.33, $0.28, $0.25 and $0.22, and $0.53, $0.45, $0.39 and $0.34 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range for the nine months ended June 30, 2004 and the year ended September 30, 2003, respectively, and pro forma stockholders' equity per share would be $7.94, $7.33, $6.88 and $6.49, and $7.63, $7.07, $6.65 and $6.29 at the minimum, midpoint, maximum and 15% above the maximum of the range at June 30, 2004 and at September 30, 2003, respectively. See "Management - Benefits - Other Stock Benefit Plans" in the prospectus.
(7) Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the bad debt reserves established by Home Federal for federal income tax purposes in the event of liquidation.

                COMPARISON OF VALUATION AND PRO FORMA INFORMATION
                     WITH AND WITHOUT CHARITABLE FOUNDATION

         As reflected in the table below, if the charitable foundation was not established and funded as part of the reorganization, RP Financial has estimated that the pro forma valuation of Home Federal Bancorp would be greater, and as a result, a greater number of shares of common stock would be sold in the offering. At the minimum, midpoint and maximum of the valuation range, the pro forma valuation of Home Federal Bancorp equaled $97.8 million, $115.0 million and $132.3 million, as compared to $99.5 million, $117.0 million and $134.6 million, respectively, without the foundation. There is no assurance that if the foundation were not formed, the appraisal prepared at that time would have concluded that the pro forma market value of Home Federal Bancorp would be the same as that estimated here. Any appraisal prepared at that time would be based on the facts and circumstances existing at that time, including, among other things, market and economic conditions.

         For comparative purposes only, set forth below are certain pricing ratios and financial data and ratios, at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range, assuming the reorganization was completed at June 30, 2004, with and without the foundation. The valuation amounts referred to in the table below relate to the value of the shares sold to members of Home Federal and the public, excluding shares issued to Home Federal MHC.

                                                                                                                At the Maximum,
                                       At the Minimum          At the Midpoint         At the Maximum            As-Adjusted-
                                   ----------------------  ----------------------  ----------------------  -----------------------
                                      With         No         With         No         With         No         With          No
                                   Foundation  Foundation  Foundation  Foundation  Foundation  Foundation  Foundation   Foundation
                                   ----------  ----------  ----------  ----------  ----------  ----------  -----------  ----------
                                                            (Dollars in Thousands)
Estimated offering amount ........ $   39,100  $   40,735  $   46,000  $   47,923  $   52,900  $   55,112  $    60,835  $   63,378
Pro forma market capitalization ..     40,038      40,735      47,104      47,923      54,170      55,112       62,295      63,378
Estimated full value .............     97,750      99,450     115,000     117,000     132,250     134,550      152,088     154,733
Total assets .....................    551,820     553,121     557,770     559,300     563,721     565,481      570,565     572,587
Total liabilities ................    454,417     454,417     454,417     454,417     454,417     454,417      454,417     475,575
Pro forma stockholders' equity ...     76,245      77,546      82,195      83,725      88,146      89,906       94,990      97,012
Pro forma consolidated
  net income .....................      3,257       3,267       3,256       3,269       3,255       3,270        3,254       3,271
Pro forma stockholders'
  equity per share ...............       7.80        7.78        7.15        7.15        6.67        6.68         6.25        6.26
Pro forma consolidated net
  income per share ...............       0.34        0.33        0.28        0.28        0.25        0.24         0.21        0.21

Pro forma pricing ratios:
 Offering price as a percentage
   of pro forma stockholders'
   equity per share ..............     128.21%     128.53%     139.86%     139.86%     149.93%     149.70%      160.00%     159.74%
 Offering price to pro forma
   net income per share ..........      22.06       22.73       26.79       26.79       30.00       31.25        35.71       35.71

Pro forma financial ratios:
 Return on assets (annualized) ...       0.79%       0.79%       0.78%       0.78%       0.77%       0.77%        0.76%       0.76%
 Return on stockholders' equity
   (annualized) ..................       5.70%       5.62%       5.28%       5.21%       4.92%       4.85%        4.57%       4.50%
 Stockholders' equity to assets ..      13.82%      14.02%      14.74%      14.97%      15.64%      15.90%       16.65%      16.94%

                                 CAPITALIZATION

         The following table presents the capitalization of Home Federal at June 30, 2004, and the pro forma consolidated capitalization of Home Federal Bancorp after giving effect to the reorganization and stock offering, including the issuance of shares to the charitable foundation and excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

                                                                     Home Federal Bancorp - Pro Forma
                                                                    Based Upon Sale at $10.00 Per Share
                                                           ---------------------------------------------------------
                                             Home Federal                                                 6,083,500
                                            Capitalization   3,910,000      4,600,000      5,290,000      Shares (1)
                                                  At          Shares          Shares        Shares        (Maximum of
                                               June 30,      (Minimum       (Midpoint      (Maximum       Range, as
                                                 2004        of Range)       of Range)     of Range)      Adjusted)
                                            ------------   ------------   ------------   ------------   ------------
                                                                           (In Thousands)
Deposits (2) ..........................     $    333,522   $    333,522   $    333,522   $    333,522   $    333,522
Borrowings ............................          131,756        131,756        131,756        131,756        131,756
                                            ------------   ------------   ------------   ------------   ------------
Total deposits and borrowings .........     $    465,278   $    465,278   $    465,278   $    465,278   $    465,278
                                            ============   ============   ============   ============   ============
Stockholders' equity
 Preferred stock, $.01 par value per
   share, 5,000,000 shares authorized,
   none issued ........................     $         --   $         --   $         --   $         --   $         --
 Common stock, $.01 par value per
   share, 50,000,000 shares authorized,
   shares to be issued as reflected ...               --             98            115            132            152
 Additional paid-in capital (3) .......               --         38,355         45,317         52,280         60,288
 Retained earnings (4) ................           43,686         43,636         43,636         43,636         43,636
 Net unrealized gain (loss) ...........              (10)           (10)           (10)           (10)           (10)
Less:
 Contribution to the Home Federal
   Foundation .........................               --         (1,173)        (1,380)        (1,587)        (1,825)
 Common stock to be acquired by the
   employee stock ownership plan (5) ..               --         (3,203)        (3,768)        (4,334)        (4,984)
 Common stock to be acquired by the
   restricted stock plan (6) ..........               --         (1,916)        (2,254)        (2,592)        (2,981)
Plus:
 Tax benefit of contribution to the
   Home Federal Foundation (7) ........               --            459            540            621            714
                                            ------------   ------------   ------------   ------------   ------------
Total stockholders' equity ............     $     43,676   $     76,246   $     82,196   $     88,146   $     94,990
                                            ============   ============   ============   ============   ============

Equity-to-assets ratio (8) ............             8.41%         13.82%         14.74%         15.64%         16.65%

--------------------
(1) As adjusted to give effect to an increase in the number of shares which could be offered due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the stock offering.
(2) Does not reflect withdrawals from deposit accounts for the purchase of common stock in the stock offering. Any withdrawals would reduce pro forma deposits by the amount of the withdrawals.

                     (footnotes continue on following page)

(3) Reflects the issuance of the shares of common stock to be sold in the offering, less the offering expenses and commission. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. Shares of Home Federal Bancorp's common stock assumed sold in the offering at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range were 3,910,000, 4,600,000, 5,290,000 and 6,083,500, respectively. See "Pro Forma Data" contained in this prospectus supplement.
(4) Retained earnings are substantially restricted by applicable regulatory capital requirements.
(5) Assumes that 3.28% of the common stock issued in the reorganization will be purchased by the employee stock ownership plan, which is reflected as a reduction of stockholders' equity. The employee stock ownership plan shares will be purchased with funds loaned to the plan by Home Federal Bancorp. See "Pro Forma Data" contained in this prospectus supplement.
(6) Home Federal Bancorp intends to adopt a restricted stock plan and to submit the plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the stock offering. If the plan is approved by a majority of the total votes eligible to be cast at a duly called meeting by stockholders (other than Home Federal MHC), Home Federal Bancorp intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to 1.96% of the common stock issued in the reorganization. This assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at a purchase price of $10.00 per share. However, if Home Federal Bancorp issues authorized but unissued shares of common stock to the restricted stock plan in the amount of 1.96% of the common stock issued in the reorganization, the voting interests of existing stockholders would be diluted approximately 1.9%. The shares are reflected as a compensation expense resulting in a reduction of stockholders' equity. See "Pro Forma Data" contained in this prospectus supplement.
(7) Assumes that the one-time expense for establishing the foundation will create a tax benefit at a 39.1% tax rate. In order to fully realize this net deferred tax asset, Home Federal Bancorp will need to generate sufficient future taxable income. While management has projected future income to utilize the credit, there can be no assurances that such levels of taxable income will be generated. See "Home Federal Foundation" contained in the prospectus.
(8)  Total equity divided by total assets.

                                  HOME FEDERAL
                   EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

         At June 30, 2004, Home Federal exceeded all of its applicable regulatory capital requirements. The table on the following page sets forth the regulatory capital of Home Federal at June 30, 2004 and the pro forma regulatory capital of Home Federal after giving effect to the reorganization and stock offering, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Home Federal of 50% of the net stock proceeds, after expenses. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Home Federal in assets that have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at June 30, 2004.


                                                                                 Pro Forma at June 30, 2004
                                                      -----------------------------------------------------------------------------
                                                      3,910,000 Shares      4,600,000 Shares    5,290,000 Shares    6,083,500 Shares
                                        At                 Sold at              Sold at             Sold at              Sold at
                                   June 30, 2004      $10.00 per Share      $10.00 per Share    $10.00 per Share    $10.00 per Share
                                 ----------------     -----------------    -----------------    ----------------    ---------------
                                         Percent of            Percent of          Percent of           Percent of        Percent of
                                 Amount   Assets(1)    Amount   Assets     Amount    Assets      Amount   Assets    Amount   Assets
                                 -------  -------     -------   -------    -------   -------    -------  -------    ------- -------
                                                                                    (Dollars in Thousands)
Equity capital under GAAP......  $43,676     8.41%    $57,314     10.65%   $59,818     11.05%   $62,322    11.44%   $65,201   11.88%
                                 =======  =======     =======   =======    =======   =======    =======  =======    ======= =======

Tier 1 risk-based capital......  $43,356    13.59%    $56,994     17.65%   $59,498     18.39%   $62,002    19.12%   $64,881   19.96%
    Requirement................   12,763      4.00     12,913       4.00    12,941       4.00    12,968      4.00    12,999    4.00
                                 -------  -------     -------   -------    -------   -------    -------  -------    ------- -------
    Excess.....................  $30,593     9.59%    $44,081     13.65%   $46,557     14.39%   $49,034    15.12%   $51,882   15.96%
                                 =======  =======     =======   =======    =======   =======    =======  =======    ======= =======
Tier 1 (core) capital..........  $43,356     8.35%    $56,994     10.59%   $59,498     10.98%   $62,002    11.37%   $64,881   11.82%
    Requirement................   20,782      4.00     21,532       4.00    21,668       4.00    21,804      4.00    21,961    4.00
                                 -------  -------     -------   -------    -------   -------    -------  -------    ------- -------
    Excess.....................  $22,574     4.35%    $35,462      6.59%   $37,830      6.98%   $40,198     7.37%   $42,920    7.82%
                                 =======  =======     =======   =======    =======   =======    =======  =======    ======= =======
Risk-based capital.............  $45,860    14.37%    $59,498     18.43%   $62,002     19.17%   $64,506    19.90%   $67,385   20.74%
    Risk-based requirement.....   25,526      8.00     25,827       8.00    25,881       8.00    25,936      8.00    25,998    8.00
                                 -------  -------     -------   -------    -------   -------    -------  -------    ------- -------
    Excess.....................  $20,334     6.37%    $33,671     10.43%   $36,121     11.17%   $38,570    11.90%   $41,387   12.74%
                                 =======  =======     =======   =======    =======   =======    =======  =======    ======= =======
Reconciliation of capital
  infused into Home Federal:
Net proceeds infused...........                       $18,757              $22,164              $25,572             $29,490
Less:
 Common stock acquired by
   employee stock ownership plan                      (3,203)              (3,768)              (4,334)              (4,984)
 Common stock acquired by
   restricted stock plan.......                       (1,916)              (2,254)              (2,592)              (2,981)
                                                      -------              -------              -------             -------
Pro forma increase in GAAP and
  regulatory capital...........                       $13,638              $16,142              $18,646             $21,525
                                                      =======              =======              =======             =======

--------------------
(1)  Adjusted total or adjusted risk-weighted assets, as appropriate.

                        PROPOSED PURCHASES BY MANAGEMENT

         The following table sets forth, for each of Home Federal's directors and executive officers and for all of the directors and executive officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates. These purchases are intended for investment purposes only, and not for resale. Directors, officers, their associates and employees will pay the same price as all other subscribers for the shares for which they subscribe.

                                                               At the Minimum of the         At the Maximum of
                                                             Estimated Offering Range    Estimated Offering Range
                                                             ------------------------    ------------------------
                                                                           As a Percent               As a Percent
                                                               Number        of Shares      Number      of Shares
Name                                           Amount        of Shares        Offered     of-Shares      Offered
--------------------------------------       ----------      ----------     ----------   ----------    ----------
Directors:
----------
Daniel L. Stevens (1).................       $  500,000          50,000           1.28%      50,000          0.95%
Fred H. Helpenstell, M.D. ............          300,000          30,000           0.77       30,000          0.57
Thomas W. Malson......................          250,000          25,000           0.64       25,000          0.47
N. Charles Hedemark...................          250,000          25,000           0.64       25,000          0.47
Richard J. Schrandt...................          250,000          25,000           0.64       25,000          0.47
James R. Stamey.......................          100,000          10,000           0.26       10,000          0.19
Robert A. Tinstman....................          250,000          25,000           0.64       25,000          0.47

Executive Officers:
-------------------
Robert A. Schoelkoph..................          200,000          20,000           0.51       20,000          0.38
Roger D. Eisenbarth...................          200,000          20,000           0.51       20,000          0.38
Lynn A. Sander........................          250,000          25,000           0.64       25,000          0.47
Denis J. Trom.........................          250,000          25,000           0.64       25,000          0.47
Karen Wardwell........................          175,000          17,500           0.45       17,500          0.33
                                             ----------      ----------     ----------   ----------    ----------
All directors and executive
  officers as a group (12 persons)....       $2,975,000         297,500           7.61%     297,500          5.62%
                                             ==========      ==========     ==========   ==========    ==========

--------------------
(1)  Mr. Stevens is also an executive officer of Home Federal.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

         This report contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include, but are not limited to:

         o        statements of our goals, intentions and expectations;

         o statements regarding our business plans, prospects, growth and operating strategies;

         o statements regarding the quality of our loan and investment portfolios; and

         o        estimates of our risks and future costs and benefits.

         These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

         o general economic conditions, either nationally or in our market area, that are worse than expected;

         o changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

         o increased competitive pressures among financial services companies;

         o        changes in consumer spending, borrowing and savings habits;

         o legislative or regulatory changes that adversely affect our business;

         o        adverse changes in the securities markets; and

         o changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board.

Critical Accounting Policies

         Allowance for Loan Losses. Management believes that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period requiring management to make assumptions about future losses on loans; and the impact of a sudden large loss could deplete the allowance and potentially require increased provisions to replenish the allowance, which would negatively affect earnings.

         Our methodology for analyzing the allowance for loan losses consists of three components: formula, specific and general allowances. The formula allowance is determined by applying an estimated loss percentage to various groups of loans based on historical measures such as the amount and type of classified loans, past due ratios and loss experience, which could affect the collectibility of the respective loan types. The specific allowance component is created when management believes that the collectibility of a specific large loan has been impaired and a loss is probable. The general allowance element relates to assets with no well-defined deficiency or weakness and takes into consideration loss that is inherent within the portfolio but has not been realized.

         Mortgage Servicing Rights. Mortgage servicing rights represent the present value of the future servicing fees from the right to service loans for others. The most critical accounting policy associated with mortgage servicing is the methodology used to determine the fair value of capitalized mortgage servicing rights, which requires the development of a number of estimates, the most critical of which is the mortgage loan prepayment speeds assumption. The amount and timing of mortgage servicing rights amortization is adjusted quarterly based on actual results and updated projections. In addition, on a quarterly basis, we perform an independent valuation review of mortgage servicing rights for potential declines in value.

         Deferred Income Taxes. Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability approach as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in an institution's income tax returns. The deferred tax provision for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investments available for sale. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. The primary differences between financial statement income and taxable income result from depreciation expense, mortgage servicing rights, loan loss reserves and dividends received from the Federal Home Loan Bank. Deferred income taxes do not include a liability for pre-1988 bad debt deductions allowed to thrift institutions which may be recaptured if the institution fails to qualify as a bank for income tax purposes in the future.

Comparison of Financial Condition at June 30, 2004 and September 30, 2003

         General. Our total assets increased $69.1 million or 15.3% to $519.3 million at June 30, 2004 compared to $450.2 million at September 30, 2003. Asset growth was concentrated primarily in mortgage-backed securities, which increased $58.2 million, and loans originated in our local market area, which increased $14.2 million. The growth was funded by $32.2 million in increased deposits, $35.2 million in additional borrowings from the Federal Home Loan Bank of Seattle, and $3.3 million in net income.

         In connection with our asset and liability management practices, we use asset and liability duration measures as a component of interest rate risk measurement. Duration measures cash flows that are generated from investments, loans or deposits by weighting the present value of the cash flows according to the periods of time when the cash flows are received with the result being an average date when the cash flows are received or paid. We use months as the measure of time. Our goal is to manage the mismatch between the duration maturities of cash inflows that comes from loans and investments, and cash outflows that come from deposits and borrowings. We accomplish this by reducing our asset durations, or cash inflows, and lengthening our liability durations, or cash outflows, so that the net duration mismatch between assets and liabilities is within our policy guidelines. During the nine months ended June 30, 2004, total asset duration decreased 3.93 months to 38.87 months, and liability duration decreased 5.23 months to 22.25 months for a net duration gap of 16.62 months, up 1.3 months from September 30, 2003.


         Assets. During the nine months ended June 30, 2004 total assets grew
$69.1 million. The growth was primarily concentrated in the following asset categories:

                                                    Balance      Increase /(Decrease)  Percentage
                                                   at June 30,    from September 30,   Increase /
                                                      2004               2003          (Decrease)
                                                 ---------------   ---------------   ---------------
                                                              (Dollars in Thousands)
Cash and amounts due from depository .......
  institutions .............................     $        13,694   $         2,576              23.2%
Securities available for sale, at fair value                 893            (4,547)            (83.6)
Mortgage-backed securities, held to maturity              82,653            58,228             238.4
Loans held for sale (1) ....................               1,813            (3,253)            (64.2)
Loans receivable, net of allowance for loan
  losses ...................................             386,837            14,208               3.8%

(1) Loans held for sale includes one- to four-family residential loans that have been sold into the secondary market awaiting delivery to the purchaser.

Cash and amounts due from depository institutions increased $2.6 million primarily as the result of an increase in customer checking account deposit clearing items that were due from other banks. In addition, cash balances held at the Federal Home Loan Bank of Seattle increased.

During the nine months ended June 30, 2004, we purchased Fannie Mae and Freddie Mac mortgage-backed securities in order to leverage the balance sheet and achieve the desired level of total interest-earning assets. Mortgage-backed securities have payment characteristics that are similar to those of residential loans. The net increase of $58.2 million represented 84.3% of total asset growth. Net loans receivable, increased $14.2 million from loans originated in our local area.

         Deposits. Deposits increased $32.2 million during the nine months ended June 30, 2004. Deposit growth resulted from increases in demand deposits and certificates of deposit. The following table details the sources of that growth.

                                                                    Increase from
                                                    Balance at      September 30,       Percentage
                                                  June 30, 2004         2003             Increase
                                                 ---------------   ---------------   ---------------
                                                                        (Dollars in Thousands)

Savings deposits ...........................     $        25,104   $           681               2.8%
Demand deposits ............................             149,956            18,178              13.8
Certificates of deposit ....................             158,462            13,390               9.2
                                                 ---------------   ---------------   ---------------
Total deposit accounts .....................     $       333,522   $        32,249              10.7%
                                                 ===============   ===============   ===============

Demand deposits increased $18.2 million during the nine months ended June 30, 2004, and accounted for 56.4% of the $32.2 million in total deposit growth. Noninterest-bearing demand deposits grew $2.0 million and interest- bearing demand deposits grew $16.2 million. Certificates of deposit increased $13.4 million primarily as a result of local advertised specials for certificate accounts with maturities ranging from 19 to 39 months.

         Borrowings. Advances from Federal Home Loan Bank of Seattle increased $35.2 million or 36.5% to $131.8 million during the nine months ended June 30, 2004. We use advances from the Federal Home Loan Bank of Seattle as an alternative funding source to deposits in order to manage funding costs, reduce interest rate risk, and to leverage the balance sheet. The net effect was to fund increases in total interest-earning assets, thereby incrementally increasing our net interest income.

         Equity. Total equity increased $3.3 million or 8.1%, to $43.7 million at June 30, 2004 as compared to $40.4 million at September 30, 2003. The source of increase was $3.3 million in net income for the nine months ended June 30, 2004. Our total tier 1 (core) capital ratio was 8.35% and our total tier 1 risk-based capital ratio was 13.69% at June 30, 2004.

Comparison of Operating Results for the Three Months Ended June 30, 2004 and June 30, 2003.

         General. Net income for the three months ended June 30, 2004 was $1.3 million, a decrease of $530,000 from the comparable three months ended June 30, 2003. The reduction in net income was caused, in part, by an increase in the provision for loan losses of $150,000, a decrease in total noninterest income of $360,000 and an increase in total noninterest expense of $808,000. This was partially offset by an increase in net interest income of $161,000 and a decrease in income tax expense of $627,000.

         Net Interest Income. Net interest income increased $161,000 for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Average total interest-earning assets increased $39.6 million between the two three month time periods. Loan refinancing driven by low interest rates resulted in a 43 basis point decline in our average asset yields. During that same period our average cost of funds declined 26 basis points, resulting in a 17 basis point increase in our net interest spread.

         Interest and Dividend Income. Total interest and dividend income for the three months ended June 30, 2004 increased $131,000 to $6.9 million from the three months ended June 30, 2003. The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest and dividend income for the three months ended June 30, 2004 and 2003:

                                                                        Three Months Ended June 30,
                                                  ------------------------------------------------------------------
                                                           2004                        2003
                                                  ----------------------      ----------------------
                                                                                                          Increase /
                                                                                                         (Decrease) in
                                                                                                         Interest and
                                                                                                           Dividend
                                                  Average                     Average                     Income from
                                                  Balance        Yield        Balance        Yield            2003
                                                  --------      --------      --------      --------       ---------
                                                                (Dollars in Thousands)
Loans receivable, net.....................        $384,123          6.01%     $357,192          6.61%      $    (132)
Loans held for sale.......................           3,246          5.57         2,879          5.56              21
Investment securities, available for sale,
  including interest-bearing deposits in
  other banks.............................           4,346          1.84        27,825          2.14            (129)
Mortgage-backed securities, held to
  maturity................................          66,380          5.12        31,263          5.95             384
Federal Home Loan Bank stock..............
                                                     6,711          3.99         6,086          5.26             (13)
                                                  --------      --------      --------      --------       ---------
Total interest-earning assets.............        $464,806          5.92%     $425,245          6.35%      $     131
                                                  ========      ========      ========      ========       =========

We had a 43 basis point decline in the average yield on total interest-earning assets; however, the increase in average total interest-earning assets of $39.6 million for the three months ended June 30, 2004 when compared to the three months ended June 30, 2003 resulted in an increase of $131,000 in total interest income. Continuing low interest rates and customer loan refinances resulted in a 60 basis point reduction in the average yield on net loans receivable and a $132,000 reduction in related interest income. Rapid prepayments received on higher coupon mortgage- backed securities and decreased reinvestment rates for purchased securities resulted in an 83 basis point reduction in the associated average yield. Mortgage-backed security interest income increased $384,000 as the result of a $35.1 million or 112.3% increase in the average balance between the three months ended June 30, 2004 and 2003.

         Interest Expense. Total interest expense for the three months ended June 30, 2004 was $2.4 million, virtually unchanged from the three months ended June 30, 2003. The following table details average balances, cost of funds and the change in interest expense for the three months ended June 30, 2004 and 2003:

                                                           Three Months Ended June 30,
                                        --------------------------------------------------------------
                                                2004                   2003
                                        --------------------   --------------------
                                                                                          Increase/
                                                                                        (Decrease) in
                                         Average                Average               Interest Expense
                                         Balance      Cost      Balance      Cost         from 2003
                                        ---------   --------   ---------   --------   ----------------
Savings deposits.....................   $  24,971       0.19%  $  24,988       0.40%        $      (13)
Interest-bearing demand deposits.....      87,291       0.24      73,148       0.22                 12
Money market deposits................      33,734       0.70      31,689       0.67                  6
Certificates of deposit..............     156,547       2.84     142,635       3.14                (10)
Federal Home Loan Bank advances......     115,425       4.01     108,001       4.38                (25)
                                        ---------   --------   ---------   --------   ----------------
Total interest-bearing liabilities...   $ 417,968       2.29%  $ 380,461       2.55%        $      (30)
                                        =========   ========   =========   ========   ================

The average balance of total interest-bearing liabilities increased $37.5 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003; however, our average cost of funds for total interest-bearing liabilities decreased 26 basis points, and total interest expense decreased $30,000. The average balance of certificates of deposit increased $13.9 million during the same time period; however, the average cost of funds decreased 30 basis points and interest expense decreased $10,000. Similarly, the average balance of interest-bearing demand deposits increased $14.1 million and the average cost of funds increased 2 basis points, resulting in a $12,000 increase in related interest expense. The current low interest rate environment is the primary cause for the reduction of the cost of funds.

         Provision for Loan Losses. Our Asset Liability Committee assesses the adequacy of the allowance for loan losses on a quarterly basis. The Committee analyzes several different factors, including delinquency, charge-off rates, and the changing risk profile of our loan portfolio, as well as local economic conditions including unemployment rates, bankruptcies and vacancy rates of business and residential properties. Our methodology for analyzing the allowance for loan losses consists of three components: formula, specific and general allowances. The formula allowance is determined by applying an estimated loss percentage to various groups of loans. The loss percentages are generally based on various historical measures such as the amount and type of classified loans, past due ratios and loss experience, which could affect the collectibility of the respective loan types. The specific allowance component is created when management believes that the collectibility of a specific large loan, such as a real estate or multi-family or commercial real estate loan, has been impaired and a loss is probable. The general allowance component is established to ensure the adequacy of the allowance for loan losses in situations where the Asset Liability Management Committee believes that there are risk factors associated with the collectibility of the portfolio that may not be adequately addressed in the formula or specific allowance components. Information considered for the general allowance element includes regional economic and employment data.

         Our provision for loan loss increased $150,000 for the three months ended June 30, 2004 compared to the same period in the prior year. The following table details selected activity associated with the allowance for loan losses for the three months ended June 30, 2004 and 2003:

                                                                   At or For the Three Months Ended June 30,
                                                                   -----------------------------------------
                                                                         2004                      2003
                                                                   ---------------           ---------------
                                                                            (Dollars in Thousands)
Provision for loan losses.......................................   $           300           $           150
Net charge-offs.................................................                13                        35
Allowance for loan losses.......................................             2,706                     1,691
Allowance for loan losses as a percentage of total loans
 outstanding at the end of the period...........................              0.69%                     0.46%
Allowance for loan losses as a percentage of nonperforming loans
 at the end of the period.......................................            400.30%                  3315.69%
Nonperforming loans.............................................               676                        51
Nonaccrual and 90 days or more past due loans as a percentage of
 loans receivable...............................................              0.17%                     0.01%
Total loans, net................................................           388,650                   370,305
Total commercial real estate and construction loans, net........           117,402                    97,270

The increase in the provision was due to an $16.5 million increase in net loans receivable at June 30, 2004 as compared to June 30, 2003, increased risk associated with the continued growth of our net commercial real estate and construction loan portfolio as a percentage of total gross loans, and the increase in nonperforming loans from $51,000 at June 30, 2003 to $676,000 at June 30, 2004. Total net commercial real estate and construction loans represented 30.3% of our total net loans receivable at June 30, 2004 compared to 26.3% at June 30, 2003. Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at June 30, 2004 and 2003 were 0.17% and 0.01%, respectively. Management expects the allowance for loan losses as a percentage of loans receivable to continue to increase in the future as the concentration of commercial real estate and construction loans increases in the portfolio.

         Noninterest Income. Noninterest income for the three months ended June 30, 2004 was $2.6 million, a decrease of $360,000 or 12.1% from the three months ended June 30, 2003. The following table provides a detailed analysis of the changes in components of noninterest income:

                                                                     Increase /(Decrease)
                                               Three Months Ended           from             Percentage Increase/
                                                  June 30, 2004         June 30, 2003             (Decrease)
                                               ------------------   ----------------------   --------------------
                                                                    (Dollars in Thousands)
Service fees and charges....................   $            2,198   $                 (265)                 (10.8)%
Increase in cash surrender value of life
 insurance..................................                  122                     (177)                 (59.2)
Mortgage servicing rights, net..............                  287                      (21)                  (6.8)
Other.......................................                    9                      103                    N/A
                                               ------------------   ----------------------   --------------------
Total noninterest income....................   $            2,616   $                 (360)                 (12.1)%
                                               ==================   ======================   ====================

Service fees and charges declined mainly due to lower debit card fee income. Income from the change in the cash surrender value of life insurance decreased due to lower due to interest rates. Mortgage servicing rights, net was $287,000 for the three months ended June 30, 2004, a decrease of $21,000 from the three months ended June 30, 2003. Mortgage servicing rights, net is an accounting estimate that represents the present value of the future servicing fees from the right to service mortgage loans for others. It is impacted by prepayment speeds of the underlying mortgages and interest rates. In general, during periods of falling interest rates, such as we experienced during the three months ended June 30, 2004, mortgage loans prepay faster and the value of our mortgage-servicing asset declines. On a quarterly basis we perform an independent valuation review of mortgage servicing rights in order to determine if there has been a decline in the fair market value.

         Noninterest Expense. Total noninterest expense for the three months ended June 30, 2004 was $4.7 million, an increase of $808,000 or 20.6% compared to the three months ended June 30, 2003. The following table provides a detailed analysis of the changes in components of noninterest expense:

                                                                 Increase/(Decrease)
                                            Three Months Ended         from            Percentage Increase/
                                               June 30, 2004       June 30, 2003             (Decrease)
                                            ------------------   -------------------   --------------------
                                                                (Dollars in Thousands)
Compensation and benefits................   $            2,753   $               727                   35.9%
Occupancy and equipment..................                  686                   (45)                  (6.2)
Data processing..........................                  374                    39                   11.6
Advertising..............................                  309                    41                   15.3
Postage and supplies.....................                  193                   (11)                  (5.4)
Other....................................                  406                    57                   16.3
                                            ------------------   -------------------   --------------------
Total noninterest expense................   $            4,721   $               808                   20.6%
                                            ==================   ===================   ====================

Compensation and benefits accounted for $727,000 in increased noninterest expense. Compensation increased due to salary increases and an increase in the number of employees. Data processing expense increased principally as a result of an increase in the expense to operate our Internet banking system. Advertising expense increased primarily due to production costs of television advertising.

         Income Tax Expense. Income tax expense for the three months ended June 30, 2004 was $770,000, which represented a decrease of $627,000 from the three months ended June 30, 2003. Income before income taxes was $2.1 million for the three months ended June 30, 2004 compared to $3.2 million for the three months ended June 30, 2003, a decrease of $1.2 million or 35.7%. Income recognized from the increase in the cash surrender value of life insurance is generally not subject to income tax and this reduced income tax by $48,000 and $117,000 for the three months ended June 30, 2004 and 2003 respectively. The effective income tax rate for the three months ended June 30, 2004 was 34.0% for federal and 7.6% for the State of Idaho.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003.

         General. Our net income for the nine months ended June 30, 2004 was $3.3 million, a decrease of $1.0 million from the nine months ended June 30, 2003. Income and expense items that contributed to the reduction in net income include decreases in net interest income and total noninterest income of $53,000 and $1.3 million respectively, and increases in the provision for loan losses and total noninterest expense of $463,000 and $228,000, respectively. This was partially offset by a decrease in income tax expense of $1.1 million.

         Net Interest Income. Our net interest income was $13.0 million for the nine months ended June 30, 2004 compared to $13.1 million for the nine months ended June 30, 2003, a decrease of $53,000. Average total interest- earning assets increased $39.1 million between the two nine month time periods as a result of a record number of customer loan refinancings driven by historically low interest rates; however, lower interest rates resulted in a 69 basis point decline in our average asset yields. During that same period, our average cost of funds declined only 31 basis points, resulting in a 38 basis point reduction in our net interest spread.

         Interest and Dividend Income. Total interest and dividend income for the nine months ended June 30, 2004 decreased $323,000 to $20.1 million from the nine months ended June 30, 2003. The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest and dividend income for the nine months ended June 30, 2004 and 2003:

                                                              Nine Months Ended June 30,
                                             -------------------------------------------------------------
                                                      2004                  2003
                                             --------------------   --------------------
                                                                                              Increase/
                                                                                            (Decrease) in
                                                                                             Interest and
                                              Average                Average               Dividend Income
                                              Balance     Yield      Balance     Yield        from 2003
                                             ---------   --------   ---------   --------   ---------------
                                                                   (Dollars in Thousands)
Loans receivable, net....................    $ 381,052       6.20%  $ 344,608       6.99%  $          (349)
Loans held for sale......................        3,036       5.78       3,171       5.73                (6)
Investment securities, available for
 sale, including interest bearing
 deposits in other banks.................        6,809       1.96      15,436       2.05              (137)
Mortgage-backed securities, held to
 maturity................................       47,500       5.32      37,013       6.04               221
Federal Home Loan Bank stock.............        6,620       4.33       5,648       6.30               (52)
                                             ---------   --------   ---------   --------   ---------------
Total interest-earning assets............    $ 445,017       6.02%  $ 405,876       6.71%  $          (323)
                                             =========   ========   =========   ========   ===============

Average total interest-earning assets increased $39.1 million during the nine months ended June 30, 2004 when compared to the nine months ended June 30, 2003; however, we had a 69 basis point decrease in the average yield on total interest-earning assets and a decrease of $323,000 in total interest income. Historically low interest rates and a record number of customer loan refinancings resulted in a 79 basis point reduction in the average yield on net loans receivable and a $349,000 reduction in related interest income. Rapid repayments received on higher coupon mortgage-backed securities and decreased reinvestment rates for purchased securities resulted in a 72 basis point reduction in the associated average yield.

         Interest Expense. Total interest expense for the nine months ended June 30, 2004 was $7.1 million, a decrease of $270,000 from the nine months ended June 30, 2003. The following table details average balances, cost of funds and the resulting decrease in interest expense for the nine months ended June 30, 2004 and 2003:

                                                           Nine Months Ended June 30,
                                         ----------------------------------------------------------------
                                                 2004                    2003
                                         --------------------    --------------------
                                                                                            Increase/
                                                                                            Decrease in
                                          Average                 Average                Interest Expense
                                          Balance      Cost       Balance      Cost         from 2003
                                         ---------   --------    ---------   --------    ----------------
                                                                (Dollars in Thousands)
Savings deposits......................   $  24,262       0.26%   $  24,279       0.47%   $            (38)
Interest-bearing demand
 deposits.............................      81,277       0.24       70,052       0.31                 (19)
Money market deposits.................      32,636       0.64       33,231       0.80                 (43)
Certificates of deposit...............     150,678       2.89      137,578       3.32                (158)
Federal Home Loan Bank
 advances.............................     110,892       4.16      101,879       4.54                 (12)
                                         ---------   --------    ---------   --------    ----------------
Total interest-bearing liabilities....   $ 399,745       2.36%   $ 367,019       2.67%   $           (270)
                                         =========   ========    =========   ========    ================

The average balance of total interest-bearing liabilities increased $32.7 million for the nine months ended June 30, 2004 compared to June 30, 2003; however, our average total cost of funds decreased 31 basis points, and total interest expense decreased $270,000. The average balance of certificates of deposit increased $13.1 million during the same period; however, the average cost of funds decreased 43 basis points and interest expense declined $158,000. Similarly, the average balance of interest-bearing demand deposits increased $11.2 million; however, the average cost of funds decreased 7 basis points resulting in a $19,000 reduction in related interest expense. In addition, the average balance of money market deposits decreased $595,000 and the average cost of funds decreased 16 basis points. The current low interest rate environment has resulted in a significant reduction in our average cost of funds and total interest expense.

         Provision for Loan Losses. Our provision for loan losses for the nine months ended June 30, 2004 was $900,000, an increase of $463,000 from the nine months ended June 30, 2003. The following table details selected activity associated with the allowance for loan loss for the nine months ended June 30, 2004 and 2003:

                                                                       At or For the Nine Months Ended June 30,
                                                                       ----------------------------------------
                                                                             2004                   2003
                                                                       -----------------     ------------------
                                                                                (Dollars in Thousands)
Provision for loan losses...........................................   $             900     $              437
Net charge-offs.....................................................                  64                    136
Allowance for loan losses...........................................               2,706                  1,691
Allowance for loan losses as a percentage of total loans
 outstanding at the end of the period...............................                0.69%                  0.46%
Allowance for loan losses as a percentage of
 nonperforming loans at the end of the period.......................              400.30%               3315.69%
Nonperforming loans.................................................                 676                     51
Nonaccrual and 90 days or more past due loans as a
 percentage of total loans..........................................                0.17%                  0.01%
Total loans receivable, net.........................................             388,650                370,305
Total commercial real estate and construction loans, net............             117,402                 97,270

The increase in the provision for loan losses was due to an $16.5 million increase in net loans at June 30, 2004 as compared to June 30, 2003, increased risk associated with the growth of our net commercial real estate and construction loan portfolio as a percentage of total gross loans from $51,000 at June 30, 2003 to $676,000 at June 30, 2004. Total net commercial real estate and construction loans represented 30.2% of our total net loans receivable at June 30, 2004 compared to 26.3% at June 30, 2003.

         Noninterest Income. Noninterest income for the nine months ended June 30, 2004 was $7.0 million, a decrease of $1.3 million, or 16.1% from the nine months ended June 30, 2003. The following table provides a detailed analysis of the changes in components of noninterest income:

                                              Nine Months Ended    Increase /(Decrease)     Percentage Increase/
                                                June 30, 2004       from June 30, 2003           (Decrease)
                                              -----------------    --------------------    ---------------------
                                                                   (Dollars in Thousands)
Service fees and charges..................    $           6,004    $               (109)                    (1.8)%
Gain on sale of loans.....................                  421                    (172)                   (29.0)
Mortgage servicing rights, net............                  173                    (863)                   (83.3)
Other.....................................                  359                    (194)                   (31.5)
                                              -----------------    --------------------    ---------------------
Total noninterest income..................    $           6,957    $             (1,338)                   (16.1)%
                                              =================    ====================    =====================

Service fees and charges totaled $6.0 million for the nine months ended June 30, 2004, a decrease of $109,000 or 1.8% over the nine months ended June 30, 2003. Service fees and charges represented 86.3% of total noninterest income for the nine months ended June 30, 2004, up from 73.7% for the nine months ended June 30, 2003.

         Gain on the sale of loans was $421,000 for the nine months ended June 30, 2004, a decrease of $172,000 from the nine months ended June 30, 2003. Gain on the sale of loans is directly related to mortgage loan originations that are sold in the secondary market. The reduction in the income was the result of a $67.4 million or 59.0% reduction in the sale of mortgage loans during the nine months ended June 30, 2004 as compared to the nine months ended June 30, 2003. Mortgage servicing rights, net was $173,000 for the nine months ended June 30, 2004, a decrease of $863,000 compared to the nine months ended June 30, 2003. The volume of consumer mortgage loans sold declined $67.4 million or 59.0% to $46.8 million for the nine months ended June 30, 2004 compared to the same period in 2003.

         Noninterest Expense. Total noninterest expense for the nine months ended June 30, 2004 was $13.9 million compared to $13.7 million for the nine months ended June 30, 2003, an increase of $228,000. The following table provides a detailed analysis of the changes in components of noninterest expense:

                                         Nine months Ended     Increase/(Decrease)   Percentage Increase
                                           June 30, 2004       from June 30, 2003        /(Decrease)
                                         ------------------   --------------------   -------------------
                                                             (Dollars in Thousands)
Compensation and benefits.............   $            8,094   $                238                   3.0%
Occupancy and equipment...............                2,062                   (144)                 (6.5)
Data processing.......................                1,098                     98                   9.8
Advertising...........................                  824                    (66)                 (7.4)
Postage and supplies..................                  601                     34                   6.0
Other.................................                1,260                     68                   5.7
                                         ------------------   --------------------   -------------------
Total noninterest expense.............   $           13,939   $                228                   1.7%
                                         ==================   ====================   ===================

Compensation and benefits accounted for $238,000 in increased noninterest expense. The deferral of salary and benefit expense related to mortgage originations was the primary cause of the increase in compensation and benefits expense. This deferral decreased from $1.1 million for the nine months ended June 30, 2003 to $571,000 for the same period in 2004; a decrease in the deferral results in a net increase in salary and benefit expense. Commissions and incentive compensation expense decreased $306,000 and $121,000, respectively, for the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003. Commissions are paid to our loan originators based on residential mortgage dollar origination volumes; those volumes decreased $160.6 million or 66.1% for the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003.

         Occupancy expense declined $144,000 principally as a result of decreased rent expense, as we closed three Wal-Mart in-store branch locations in the nine months ended June 30, 2003. Data processing expense increased $98,000 due to increased expense to operate our Internet banking operations. Advertising expense was $824,000 for the nine months ended June 30, 2004, a $66,000 decrease from the $890,000 in expense for the nine months ended June 30, 2003. The primary reason for the decrease was a $53,000 reduction in market research expense.

         Income Tax Expense. Income tax expense for the nine months ended June 30, 2004 was $1.9 million, a decrease of $1.1 million from the nine months ended June 30, 2003. Income before income taxes was $5.1 million for the nine months ended June 30, 2004 compared to $7.2 million for the nine months ended June 30, 2003, a decrease of $2.1 million or 28.8%. Income realized from the increase in the cash surrender value of life insurance is generally not subject to income tax and this reduced income tax by $145,000 and $195,000 for the nine months ended June 30, 2004 and 2003, respectively. The effective income tax rate for the nine months ended June 30, 2004 was 34.0% for federal and 7.6% for the State of Idaho.

LIQUIDITY AND CAPITAL RESOURCES.

         Liquidity. We actively analyze and manage Home Federal's liquidity with the objectives of maintaining an adequate level of liquidity and to ensuring the availability of sufficient cash flows to support loan growth, fund deposit withdrawals, fund operations and satisfy other financial commitments. See "Consolidated Statements of Cash Flows" contained in the Consolidated Financial Statements included in this document.

         Our primary sources of funds are from customer deposits, loan repayments, loan sales, maturing investment securities, and advances from the Federal Home Loan Bank of Seattle. These sources of funds, together with retained earnings and equity, are used to make loans, acquire investment securities and other assets, and fund continuing operations. While maturities and the scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by the level of interest rates, economic conditions and competition. We believe that our current liquidity position and our forecasted operating results are sufficient to fund all of our existing commitments.

         At June 30, 2004, we maintained a line of credit with the Federal Home Loan Bank of Seattle equal to 40% of total assets, with an unused portion of the line of credit amounting to 25.4% of total assets. This line of credit is dependent on us having sufficient collateral to pledge to the Federal Home Loan Bank of Seattle. At June 30, 2004, we were in compliance with our collateral requirements, and 14.6% of our line of credit with the Federal Home Loan Bank of Seattle was available. In addition, we held readily saleable loans available for liquidity purposes.

         At June 30, 2004, certificates of deposits amounted to $158.5 million, or 47.5% of total deposits, including $57.9 million which are scheduled to mature by June 30, 2005. Historically, we have been able to retain a significant amount of our deposits as they mature. Management believes that we have adequate resources to fund all loan commitments through deposits, advances from the Federal Home Loan Bank of Seattle, loan repayments, maturing investment securities, and the sale of mortgage loans in the secondary markets.

         Capital. Consistent with our objective to operate a sound and profitable financial institution, we have maintained and will continue to focus on maintaining a "well capitalized" rating from regulatory authorities. In addition, we are subject to certain capital requirements set by our regulatory agencies. At June 30, 2004, we exceeded all regulatory capital requirements. Total equity was $43.7 million at June 30, 2004, or 8.41% of total assets on that date. Our regulatory capital ratios at June 30, 2004, were as follows: Tier 1 capital of 8.35%; Tier 1 risk-based capital of 12.90%; and total risk-based capital of 13.69%. The regulatory capital requirements to be considered well capitalized are 5%, 6%, and 10% respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our Board of Directors has established an asset and liability management policy to guide management in maximizing net interest spread by managing the differences in terms between interest-earning assets and interest-bearing liabilities while maintaining acceptable levels of liquidity, capital adequacy, interest rate sensitivity, credit risk and profitability. The Asset Liability Management Committee, consisting of certain members of senior management, communicate, coordinate and manage our asset/liability positions consistent with our business plan and Board-approved policies, as well as to price savings and lending products, and to develop new products.

         One of our primary financial objectives is to generate ongoing profitability. Home Federal's profitability depends primarily on its net interest income, which is the difference between the income it receives on its loan and investment portfolio and its cost of funds, which consists of interest paid on deposits and borrowings. The rates we earn on assets and pay on liabilities generally is established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. We measure our interest rate sensitivity on a monthly basis utilizing an internal model.

         Management employs various strategies to manage our interest rate sensitivity including: (1) selling long- term fixed-rate mortgage loans in the secondary market to Fannie Mae and Freddie Mac; (2) borrowing intermediate- to long-term funds at fixed rates from the Federal Home Loan Bank of Seattle; (3) originating consumer loans with shorter maturities or at variable rates; (4) originating adjustable rate mortgage loans; (5) appropriately modifying loan and deposit pricing to capitalize on the then current market opportunities; and (6) increasing lower cost core deposits, such as savings and checking accounts. At June 30, 2004, there were no material changes in Home Federal's market risk from the information provided in the prospectus.

         At June 30, 2004, Home Federal had no off-balance sheet derivative financial instruments, and Home Federal did not maintain a trading account for any class of financial instruments nor engage in hedging activities or purchase high risk derivative instruments. Furthermore, Home Federal is not subject to foreign currency exchange rate risk or commodity price risk.

                       WHERE YOU CAN FIND MORE INFORMATION

         Home Federal Bancorp has filed with the Securities and Exchange Commission ("SEC") a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus supplement does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. For more information about the public reference room, call the SEC at (800) SEC-0330. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Home Federal Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. We believe, however, that we have included the material information an investor needs to consider in making an investment decision. Home Federal also maintains a website (http://www.homefederalsavings.com), which contains various information about Home Federal.

         Home Federal Bancorp has filed with the Office of Thrift Supervision an Application for Minority Stock Issuance, and Home Federal has filed with the Office of Thrift Supervision a Notice of Mutual Holding Company Formation. This prospectus supplement and the prospectus omit certain information contained in the Application and Notice. The Application and Notice, including the proxy materials, exhibits and certain other information, may be inspected, without charge, at the office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552 and the office of Regional Director of the Office of Thrift Supervision at the West Regional office of the Office of Thrift Supervision, Pacific Plaza, 2001 Junipero Serra Boulevard, Suite 650, Daly City, California 94014.

         In connection with the stock offering, Home Federal Bancorp has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Home Federal Bancorp and the holders of its stock became subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the amended plan of reorganization and stock issuance, Home Federal Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the stock offering.

         A copy of the amended plan of reorganization and stock issuance, the charter and bylaws of Home Federal Bancorp and Home Federal are available without charge from Home Federal. You may request this information from: Jerilyn Warren, Home Federal Savings and Loan Association of Nampa, 500 12th Avenue South, Nampa, Idaho 83651.

                            STOCK INFORMATION CENTER

         If you have any questions regarding the offering, the stock offering or the resolicitation, please call our stock information center at (208) 468-5025, from 9:00 a.m. to 4:00 p.m., Mountain time, Monday through Thursday and Friday from 9:00 a.m. to 12:00 p.m. The stock information center is closed on weekends and bank holidays. The stock information center is located at Home Federal's main office, 500 12th Avenue South, Nampa, Idaho 83651.

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA

               INDEX TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                       Page
                                                                                                       ----
Consolidated Statements of Financial Condition as of June 30, 2004 and
 September 30, 2003..............................................................................       F-2

Consolidated Statements of Income for the Three and Nine Month Periods Ended
 June 30, 2004 and 2003..........................................................................       F-3

Consolidated Statements of Cash Flows for the Three and Nine Month Periods Ended
 June 30, 2004 and 2003..........................................................................       F-4

Notes to Consolidated Financial Statements.......................................................       F-6


The following financial statements are included in the prospectus:

                                                                                                       Page
                                                                                                      Number
                                                                                                      in the
                                                                                                    Prospectus
                                                                                                    ----------
Independent Auditor's Report.....................................................................       F-2

Consolidated Statement of Financial Condition as of
 March 31, 2004 and September 30, 2003 and 2002..................................................       F-3

Consolidated Statement of Income for the Six Months Ended
 March 31, 2004 and 2003 and the Years Ended September 30, 2003, 2002and 2001....................       F-4

Consolidated Statement of Equity for the Six Months Ended
 March 31, 2004 and the Years Ended September 30, 2003, 2002 and 2001............................       F-5

Consolidated Statement of Cash Flows for the Six Months Ended
 March 31, 2004 and 2003 and the Years Ended September 30, 2003, 2002 and 2001...................       F-6

Notes to Consolidated Financial Statements.......................................................       F-8

         All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

         The financial statements of Home Federal Bancorp, Inc. have been omitted because Home Federal Bancorp, Inc. has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                   (Unaudited)
                              DOLLARS IN THOUSANDS

                                                                       June 30, 2004     September 30, 2003
                                                                     ----------------    ------------------
                                ASSETS
Cash and amounts due from depository institutions                    $         13,694    $           11,118
Securities, available for sale, at fair value                                     893                 5,440
Securities held to maturity, at cost (fair value at June 30, 2004:
 $82,347; at September 30, 2003: $25,423)                                      82,653                24,425
Federal Home Loan Bank capital stock, at cost                                   7,117                 6,533
Loans held for sale                                                             1,813                 5,066
Loans receivable, net of allowance for loan losses of $2,706 at
 June 30, 2004 and $1,853 at September 30, 2003                               386,837               372,629
Accrued interest receivable                                                     1,797                 1,585
Properties and equipment, net                                                  10,346                 9,758
Mortgage servicing rights, net                                                  3,303                 3,130
Investment in life insurance contracts                                          9,947                 9,621
Other assets                                                                      851                   891
                                                                     ----------------    ------------------
TOTAL ASSETS                                                         $        519,251    $          450,196
                                                                     ================    ==================
                    LIABILITIES AND EQUITY CAPITAL
DEPOSIT ACCOUNTS
Savings deposits                                                     $         25,104    $           24,423
Demand deposits                                                               149,956               131,778
Certificates of deposit                                                       158,462               145,072
Total deposit accounts                                                        333,522               301,273
Advances by borrowers for taxes and insurance                                   1,840                 3,553
Interest payable on FHLB advances and other borrowings                            378                   368
Interest payable on deposit accounts                                              905                   571
Deferred compensation                                                           1,976                 1,803
Advances from Federal Home Loan Bank                                          131,756                96,527
Deferred income tax liability                                                   2,120                 2,475
Income taxes payable                                                               83                   365
Other liabilities                                                               2,995                 2,862
Total liabilities                                                             475,575               409,797

EQUITY CAPITAL
Retained earnings, substantially restricted                                    43,686                40,415
Accumulated comprehensive loss, net of deferred income taxes                      (10)                  (16)
                                                                     ----------------    ------------------
Total equity capital                                                           43,676                40,399
                                                                     ----------------    ------------------
TOTAL LIABILITIES AND EQUITY                                         $        519,251    $          450,196
                                                                     ================    ==================

The accompanying notes are an integral part of these financial statements.

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                 DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE

                                            Three Months Ended June 30,   Nine Months Ended June 30,
                                            ---------------------------   ---------------------------
                                                2004           2003           2004           2003
                                            ------------   ------------   ------------   ------------
Interest and dividend income
Loan interest                               $      5,948   $      6,059   $     17,889   $     18,244
Investment interest                                   16            147             86            223
Mortgage-backed security interest                    849            465          1,897          1,676
Federal Home Loan Bank stock dividends                67             80            215            267
Interest-bearing deposits in other banks               4              2             14             14
                                            ------------   ------------   ------------   ------------
Total interest and dividend income                 6,884          6,753         20,101         20,424
                                            ------------   ------------   ------------   ------------
Interest expense
Deposits                                           1,233          1,238          3,617          3,875
Federal Home Loan Bank advances                    1,158          1,183          3,456          3,468
                                            ------------   ------------   ------------   ------------
Total interest expense                             2,391          2,421          7,073          7,343
                                            ------------   ------------   ------------   ------------
Net interest income                                4,493          4,332         13,028         13,081
Provision for loan losses                            300            150            900            437
                                            ------------   ------------   ------------   ------------
Net interest income after provision for
 loan losses                                       4,193          4,182         12,128         12,644
                                            ------------   ------------   ------------   ------------
Noninterest income
Service fees and charges                           2,198          2,463          6,004          6,113
Gain on sale of loans                                 77              6            421            593
                                                     122            299            371            500
Mortgage servicing rights
Loan servicing income                                226            402            704          1,574
Amortization of mortgage servicing rights            (39)           (94)          (401)          (538)
Mortgage servicing rights impairment                 100              -           (130)             -
Other                                                (68)          (100)           (13)            53
                                            ------------   ------------   ------------   ------------
Total noninterest income                           2,616          2,976          6,957          8,295
                                            ------------   ------------   ------------   ------------
NONINTEREST EXPENSE
Compensation and benefits                          2,753          2,026          8,094          7,856
Occupancy and equipment                              686            731          2,062          2,206
Data processing                                      374            335          1,098          1,000
Advertising                                          309            268            824            890
Postage and supplies                                 193            204            601            567
Professional services                                 73             60            253            316
Insurance and taxes                                  117             88            325            269
Other                                                216            201            682            607
                                            ------------   ------------   ------------   ------------
Total noninterest expense                          4,721          3,913         13,939         13,711
                                            ------------   ------------   ------------   ------------
Income before income taxes                         2,088          3,245          5,146          7,228
Income tax expense                                   770          1,397          1,875          2,955
                                            ------------   ------------   ------------   ------------
NET INCOME                                         1,318          1,848          3,271          4,273
                                            ============   ============   ============   ============
EARNINGS PER SHARE
Basic                                                n/a            n/a            n/a            n/a
Diluted                                              n/a            n/a            n/a            n/a

The accompanying notes are an integral part of these financial statements.

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              DOLLARS IN THOUSANDS
                                   (Unaudited)

                                                                            Nine Months Ended June 30,
                                                                          -----------------------------
                                                                              2004            2003
                                                                          -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $       3,271   $       4,273
Adjustments to reconcile net income to net cash
Provided (used) by operating activities:
Depreciation of properties and equipment                                          1,187           1,226
Net amortization and accretion of premiums and discounts on investments              (4)             45
(Gain) loss on sale of fixed assets and repossessed assets                           55              30
(Gain) loss on sale of securities available for sale                                 39              (3)
Provision for loan losses                                                           900             437
Federal Home Loan Bank stock dividend                                              (215)           (267)
Deferred compensation expense                                                       504             556
Net deferred loan fees                                                             (220)           (811)
Change in accrued income tax                                                       (637)          1,275
Net gain on sale of loans                                                          (421)           (593)
Proceeds from sale of loans held for sale                                        55,861         113,458
Originations of loans held for sale                                             (52,148)       (109,560)
Amortization of mortgage servicing rights                                           401             538
Impairment of mortgage servicing asset                                              130               -
Net increase in value of life insurance contracts                                  (326)           (721)
Change in assets and liabilities:
Accrued interest receivable                                                        (212)              8
Other assets                                                                         40             130
Interest payable on deposits and FHLB advances                                      344             436
Other liabilities                                                                   133           2,570
Other                                                                             (1169)          (1951)

Net cash provided (used) by operating activities                                  7,513          11,076

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from principal repayments and maturities of securities
 available for sale                                                                  81               -
Proceeds from sale of securities available for sale                               5,468          35,000
Purchase of securities available for sale                                          (991)        (50,005)
Proceeds from principal repayments and maturities of mortgage-backed
 securities held to maturity                                                      9,136          17,407
Purchase of mortgage-backed securities held to maturity                         (67,360)              -
Purchases of properties and equipment                                            (1,978)           (749)
Purchase of Federal Home Loan Bank stock                                           (369)           (752)
Loan originations and principal collections, net                                (14,770)        (41,935)
Proceeds from disposition of property and equipment                                  80               7
Proceeds from sale of repossessed assets                                                            505
Investment in life insurance contracts                                                -               -
                                                                          -------------   -------------
Net cash used by investing activities                                           (70,703)        (40,522)
                                                                          -------------   -------------

                                             (table continued on following page)

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                              DOLLARS IN THOUSANDS
                                   (Unaudited)

                                                                            Nine Months Ended June 30,
                                                                          -----------------------------
                                                                              2004            2003
                                                                          -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposit accounts                                                 32,249          23,783
Net increase (decrease) in advances by borrowers for taxes and insurance         (1,713)         (1,398)
Advances from Federal Home Loan Bank                                             35,229          21,277
                                                                          -------------   -------------
Net cash provided by financing activities                                        65,765          43,662
                                                                          -------------   -------------
CHANGE IN CASH AND CASH EQUIVALENTS                                               2,576          14,216
Cash and cash equivalents, beginning of year                                     11,118           9,286
                                                                          -------------   -------------
Cash and cash equivalents, end of year                                    $      13,694   $      23,502
                                                                          =============   =============
SUPPLEMENTAL CASH FLOW DISCLOSURE INFORMATION
Cash paid during the year for:
Interest on deposit accounts and other borrowings                         $       6,729   $       6,907
                                                                          -------------   -------------
Income taxes                                                              $       2,512   $       1,680
                                                                          -------------   -------------
SUPPLEMENTAL CASH FLOWS DISCLOSURE ON NONCASH INVESTING TRANSACTIONS

Acquisition of real estate and other assets in  settlement of loans       $          10   $         409
                                                                          -------------   -------------

The accompanying notes are an integral part of these financial statements.

               HOME FEDERAL SAVINGS AND LOAN ASSOCIATION OF NAMPA
      SELECTED NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2004

NOTE 1 - BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Home Federal Savings and Loan Association of Nampa and its wholly owned subsidiary, Idaho Home Services Corporation. The financial statements of Home Federal Savings and Loan Association of Nampa and Idaho Home Services Corporation (the "Bank") have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and predominant practice followed by the financial services industry, and are unaudited. All significant intercompany transactions and balances have been eliminated. In the opinion of the Bank's management, all adjustments consisting of normal recurring accruals necessary for a fair presentation of the financial condition and results of operations for the interim periods included herein have been made. The consolidated statement of financial condition of the Bank as of September 30, 2003, has been derived from the audited consolidated statement of financial condition of the Bank as of that date.

Certain information and note disclosures normally included in the Bank's annual financial statements have been condensed or omitted. Therefore, these consolidated financial statements and notes thereto should be read in conjunction with a reading of the financial statements and notes included in the Registration Statement on Form S-1 filed by Home Federal Bancorp, Inc. (the "Company") the Company with the Securities and Exchange Commission (File Number 333-113731), as amended, initially filed on June 10, 2004, and declared effective on August 12, 2004 ("Registration Statement"). Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the consolidated financial statements, and thus actual results could differ from the amounts reported and disclosed herein. The Bank considers the allowance for loan losses, mortgage servicing rights, and deferred income taxes to be critical accounting estimates.

The accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period requiring management to make assumptions about future losses on loans; and the impact of a sudden large loss could deplete the allowance and potentially require increased provisions to replenish the allowance, which would negatively affect earnings.

The most critical accounting policy associated with mortgage servicing is the methodology used to determine the fair value of capitalized mortgage servicing rights, which requires the development of a number of estimates, the most critical of which is the mortgage loan prepayment speeds assumption. The Bank performs an independent valuation review of mortgage servicing rights for potential declines in value. This valuation may include an independent appraisal of the fair value of the servicing portfolio.

Deferred income taxes are computed using the asset and liability approach as proscribed in the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of the existing assets and liabilities are expected to be reported in an institution's income tax returns.

At June 30, 2004, there were no material changes in the Company's significant accounting policies or critical accounting estimates from those disclosed in the Company's Registration Statement.

NOTE 3 - COMMITMENTS TO EXTEND CREDIT

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees and commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of the credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include securities, accounts receivable, inventory, fixed assets, and/or real estate properties. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

At June 30, 2004 (unaudited), and September 30, 2003, commitments to extend credit were as follows (dollars in thousands):

                                              (unaudited)
                                             June 30, 2004   September 30, 2003
                                             -------------   ------------------
Unfunded commitments under lines of credit   $      18,800   $           16,701
Other loan commitments                              14,698               13,396
                                             -------------   ------------------
Total commitments to extend credit           $      34,498   $           30,097
                                             -------------   ------------------

NOTE 4 - PLAN OF REORGANIZATION AND STOCK ISSUANCE

On May 18, 2004, the Board of Directors of the Bank unanimously adopted the Plan of Reorganization and Stock Issuance (the Plan). Pursuant to the Plan, the Bank will: (i) convert to a federal stock savings bank (Stock Savings Bank) as the successor to the Bank in its current mutual form; (ii) organize a Stock Holding Company as a federally- chartered corporation that will own 100% of the common stock of the Stock Savings Bank; and (iii) organize a Mutual Holding Company as a federally-chartered mutual holding company that will own at least 51% of the common stock of the Stock Holding Company so long as the Mutual Holding Company remains in existence. The Stock Savings Bank will succeed to the business and operations of the Bank in its mutual form and the Stock Holding Company will sell a minority interest in its common stock in a public stock offering. The Plan must be approved by the OTS and Insurance and by the Bank's members.

Following the completion of the reorganization, all depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the reorganization will continue to have such rights solely with respect to the Mutual Holding Company so long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the reorganization will have such membership and liquidation rights with respect to the Mutual Holding Company. Borrower members of the Bank at the time of the reorganization will have the same membership rights in the Mutual Holding Company that they had in the Bank immediately prior to the reorganization so long as their existing borrowings remain outstanding.

The Stock Holding Company plans to offer to the public shares of common stock representing a minority ownership of the estimated pro forma market value of the Bank as determined by an independent appraisal. The Mutual Holding Company will maintain the majority ownership of the Stock Holding Company. Cost incurred in connection with the offering will be recorded as a reduction of the proceeds from the offering. If the transaction is not consummated, all costs incurred in connection with the transaction will be expensed. At June 30, 2004 (unaudited), approximately $472,000 in reorganization costs have been included in other assets.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution


         Legal fees and expenses.....................................  $ 370,000
         Securities marketing legal fees.............................     35,000
         EDGAR, copying, printing, postage and mailing...............    301,000
         Appraisal and business plan preparation fees and expenses...    100,000
         Accounting fees and expenses................................    135,000
         Securities marketing fees and expenses......................    614,000
         Data processing fees and expenses...........................     50,000
         SEC registration fee........................................      7,000
         Blue Sky filing fees and expenses...........................      5,000
         Office of Thrift Supervision filing fee.....................     14,400
         NASDAQ listing fee..........................................    100,000
         NASD filing fee.............................................      6,000
         Stock transfer agent and regular fees and expenses..........     20,000
                                                                      ----------

                  Total.............................................. $1,757,400
                                                                      ==========


Item 14. Indemnification of Directors and Officers

         As a federally-chartered institution, the Home Federal Bancorp, Inc. will be permitted to indemnify its officers, directors and employees pursuant to 12 C.F.R. ss. 545.121, which provides for indemnification of any person against whom any action is brought or threatened by reason of the fact that such person is or was a director, officer, or employee of a federal institution. Indemnification is permitted only under certain circumstances and subject to satisfaction of certain conditions, all as specified in ss. 545.121.

         12 C.F.R. ss. 545.121 provides:

ss. 545.121 Indemnification of directors, officers and employees.

         A Federal savings association shall indemnify its directors, officers, and employees in accordance with the following requirements:

         (a) Definitions and rules of construction.

         (1) DEFINITIONS FOR PURPOSES OF THIS SECTION.

         (i) Action. The term "action" means any judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review;

         (ii) Court. The term "court" includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought.

         (iii) Final judgment. The term "final judgment" means a judgment, decree, or order which is not appealable or as to which the period for appeal has expired with no appeal taken.

         (iv) Settlement. The term "settlement" includes entry of a judgment by consent or confession or a plea of guilty or nolo contendere.

         (2) [USE OF REFERENCES] References in this section to any individual or other person, including any association, shall include legal representatives, successors, and assigns thereof.

         (b) General. Subject to paragraphs (c) and (g) of this section, a savings association shall indemnify any person against whom an action is brought or threatened because that person is or was a director, officer, or employee of the association, for:

         (1) Any amount for which that person becomes liable under a judgment if such action; and

         (2) Reasonable costs and expenses, including reasonable attorney's fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgment in such enforcement action.

         (c) Requirements. Indemnification shall be made to such period under paragraph (b) of this section only if:

         (1) Final judgment on the merits is in his or her favor; or

         (2) In case of:

         (i) Settlement,

         (ii) Final judgment against him or her, or

         (iii) Final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings association determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of the savings association or its members.

However, no indemnification shall be made unless the association gives the Office at least 60 days' notice of its intention to make such indemnification. Such notice shall state the facts on which the action arose, the terms of any settlement, and any disposition of the action by a court. Such notice, a copy thereof, and a certified copy of the resolution containing the required determination by the board of directors shall be sent to the Regional Director, who shall promptly acknowledge receipt thereof. The notice period shall run from the date of such receipt. No such indemnification shall be made if the OTS advises the association in writing, within such notice period, of his or her objection thereto.

         (d) Insurance. A savings association may obtain insurance to protect it and its directors, officers, and employees from potential losses arising from claims against any of them for alleged wrongful acts, or wrongful acts, committed in their capacity as directors, officers, or employees. However, no savings association may obtain insurance which provides for payment of losses of any person incurred as a consequence of his or her willful or criminal misconduct.

         (e) Payment of expenses. If a majority of the directors of a savings association concludes that, in connection with an action, any person ultimately may become entitled to indemnification under this section, the directors may authorize payment of reasonable costs and expenses, including reasonable attorneys' fees, arising from the defense or settlement of such action. Nothing in this paragraph (e) shall prevent the directors of a savings association from imposing such conditions on a payment of expenses as they deem warranted and in the interests of the savings association. Before making advance payment of expenses under this paragraph (e), the savings association shall obtain an agreement that the savings association will be repaid if the person on whose behalf payment is made is later determined not to be entitled to such indemnification.

         (f) Exclusiveness of provisions. No savings association shall indemnify any person referred to in paragraph (b) of this section or obtain insurance referred to in paragraph (d) of the section other than in accordance with this section. However, an association which has a bylaw in effect relating to indemnification of its personnel shall be governed solely by that bylaw, except that its authority to obtain insurance shall be governed by paragraph (d) of this section.

         (g) The indemnification provided for in paragraph (b) of this section is subject to and qualified by 12 U.S.C. 1821(k).

[54 FR 49492, Nov. 30, 1989, as amended at 56 FR 59866, Nov. 26, 1991; 60 FR
66717, Dec. 26, 1995]

Item 15. Recent Sales of Unregistered Securities

         Not Applicable.

Item 16. Exhibits and Financial Statement Schedules

         See the Exhibit Index filed as part of this Registration Statement.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nampa, State of Idaho on October 14, 2004.

                                        HOME FEDERAL BANCORP, INC.


                                        By: /s/ DANIEL L. STEVENS
                                            ------------------------------------
                                            Daniel L. Stevens
                                            Chairman of the Board, President and
                                            Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                           Title                                               Date
---------                           -----                                               ----

/s/ DANIEL L. STEVENS               Chairman of the Board, President and                October 14, 2004
-------------------------------     Chief Executive Officer
Daniel L. Stevens                   (Principal Executive Officer)


/s/ ROBERT A. SCHOELKOPH*           Senior Vice President, Treasurer                    October 14, 2004
-------------------------------     and Chief Financial Officer
Robert A. Schoelkoph                (Principal Financial and Accounting Officer)


/s/ N. CHARLES HEDEMARK*            Director                                            October 14, 2004
-------------------------------
N. Charles Hedemark


/s/ FRED H. HELPENSTELL, M.D.*      Director                                            October 14, 2004
-------------------------------
Fred H. Helpenstell, M.D.


/s/ THOMAS W. MALSON*               Director                                            October 14, 2004
-------------------------------
Thomas W. Malson


/s/ RICHARD J. SCHRANDT*            Director                                            October 14, 2004
-------------------------------
Richard J. Schrandt


/s/ JAMES R. STAMEY*                Director                                            October 14, 2004
-------------------------------
James R. Stamey


/s/ ROBERT A. TINSTMAN*             Director                                            October 14, 2004
-------------------------------
Robert A. Tinstman

-----------
*By power of attorney dated March 19, 2004.

                                  EXHIBIT INDEX



1.1 Engagement Letter between Home Federal Savings and Loan Association of Nampa and Keefe, Bruyette & Woods, Inc. (a)

1.2 Form of proposed Agency Agreement among Home Federal Bancorp, Inc., Home Federal Savings and Loan Association of Nampa and Keefe, Bruyette & Woods, Inc. (a)

2 Amended Plan of Reorganization and Stock Issuance of Home Federal Savings and Loan Association of Nampa (a)

3.1     Charter of Home Federal Bancorp, Inc. (a)

3.2     Bylaws of Home Federal Bancorp, Inc. (a)

4       Form of Certificate for Common Stock (a)

5 Opinion of Breyer & Associates PC regarding legality of securities registered (a)

8.1     Federal Tax Opinion of Breyer & Associates PC (a)

8.2     State Tax Opinion of Penland Munther Goodrum, Chartered  (a)

8.3     Opinion of RP Financial, LC. as to the value of subscription rights (a)

10.1 Form of Employment Agreement for President and Chief Executive Officer with Home Federal Bank (a)

10.2 Form of Employment Agreement for President and Chief Executive Officer with Home Federal Bancorp, Inc. (a)

10.3    Form of Severance Agreement for Executive Officers (a)

10.4 Form of Home Federal Savings and Loan Association of Nampa Employee Severance Compensation Plan (a)

10.5 Form of Director Indexed Retirement Agreement entered into by Home Federal Savings and Loan Association of Nampa with Each of its Directors
        (a)

10.6 Form of Director Deferred Incentive Agreement entered into by Home Federal Savings and Loan Association of Nampa with Each of its Directors
        (a)

10.7 Form of Split Dollar Agreement entered into by Home Federal Savings and Loan Association of Nampa with Daniel L. Stevens, N. Charles Hedemark, Fred H. Helpenstell, M.D., Richard J. Schrandt, James R. Stamey and Robert A. Tinstman (a)

10.8 Form of Executive Deferred Incentive Agreement, and amendment thereto, entered into by Home Federal Savings and Loan Association of Nampa with Daniel L. Stevens, Robert A. Schoelkoph, Roger D. Eisenbarth, Lynn A. Sander and Karen Wardwell (a)

10.9 Form of Amended and Restated Salary Continuation Agreement entered into by Home Federal Savings and Loan Association of Nampa with Daniel L. Stevens, Robert A. Schoelkoph, Roger D. Eisenbarth, Lynn A. Sander and Karen Wardwell (a)

21      Subsidiaries of the Registrant (a)

23.1    Consent of Moss Adams LLP

23.2    Consent of Breyer & Associates PC (contained in opinion included as
        Exhibit 5)(a)

23.3 Consent of Breyer & Associates PC as to its Federal Tax Opinion (contained in opinion included as Exhibit 8.1) (a)

23.4 Consent of Penland Munther Goodrum, Chartered as to its State Tax Opinion (contained in opinion included as Exhibit 8.2) (a)

23.5    Consent of RP Financial, LC.

24      Power of Attorney (a)

99.1    Order and Certification Form (a)

99.2    Solicitation and Marketing Materials (a)

99.3 Appraisal Agreement between Home Federal Savings and Loan Association of Nampa and RP Financial, LC. (a)

99.4    Appraisal Report of RP Financial, LC.

99.5    Additional Solicitation Material

99.6    Supplemental Order Form

99.7 Press release dated October 12, 2004 announcing the increase in the appraisal.

-----------
(a)  Previously filed.